Form 20-F
period 2010-12-31
NERIUM BIOTECHNOLOGY INC
filed 2011-06-28
CIK 1429040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

YEAR-ENDED DECEMBER 31, 2010

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-54051

NERIUM BIOTECHNOLOGY, INC.

11467 Huebner Road, Suite 175, San Antonio, Texas, USA 78230

Dennis R. Knocke, President
Phone (210) 822-7908; Fax     (210) 561-0386
E-mail – dknocke@nerium.com

Securities registered or to be registered pursuant to Section 12(b) of the Act.   None

Securities registered or to be registered pursuant to Section 12(g) of the Act.   Common Stock

Securities for which there is a reporting obligation to Section 15(d) of the Act.     None

Indicate the numbers of outstanding shares of each of the issuers’ classes of capital or common stock as of March 31, 2010.

30,544,681

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐        No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes ☐          No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☐          No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-2 of the Exchange Act (Check one):

Large Accelerated Filer   ☐           Accelerated Filer   ☐             Non-Accelerated Filer     ☒

*Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐  Other ☒

*If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒                                Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐         No ☒

INDEX

Part I

Index

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this prospectus and the summary hereof.

Abortifacients	A drug or other agent used to cause abortion.
Adjuvant therapy	A treatment method used in addition to the primary therapy.
Alpha 3 Marker
A specific receptor (chemical group or molecule, such as a protein) present on the cell surfaces of certain organs and tissues which has an “affinity” for a specific chemical group, molecule, or virus.

Angiogenesis	The formation of new blood vessels, which usually accompanies the growth of malignant tissue.
Antiviral	A substance or process that destroys a virus or suppresses its replication.
Anvirzel™	The Company’s lead product used in the treatment of cell proliferative disease (cancer).
Apoptosis	Also known as programmed cell death, is a form of cell death in which a programmed sequence of events leads to the destruction of cells without releasing harmful substances into the surrounding area.
Autophagy	A process involving the degradation of a cell's own components.
bFGF	Basic fibroblast growth factor. When activated, it is hypothesized that bFGF mediates the formation of new blood vessels, a process also known as angiogenesis.
Board of Directors	The board of directors of the Company.
Canadian GAAP	Canadian generally accepted accounting principles.
Cardenolide	A type of steroid.
Cardiac Glycosides	Naturally occurring drugs whose actions include both beneficial and toxic effects on the heart.
Caspase	Enzymes which play an essential role in apoptosis.
CD4+	An immune system cell that has the ability to recognize a viral attack on a normal cell and mark such infected cell for “attack” by immune system “killer T cells”.
cGMP	Honduran “current Good Manufacturing Practices”.
Chemotherapy	The use of chemicals or drugs to treat disease; the term is typically used to refer to cancer treatment.
Company	Nerium Biotechnology, Inc.
Common Shares	The common shares in the capital of the Company.

Index

Cytochrome C
A protein present in mitochondrial membranes, it is important in the energy generation machinery of the cell. In addition, when cells are damaged as a result of apoptosis, the release of cytochrome c is a part of the cascade of reactions leading to programmed cell death.

Cytotoxic	Toxic to cells.
Digitalis	A drug that regulates the rate and strength of the heartbeat.
Emetics	Substances which induce vomiting.
Mitochondria	Parts of a cell where aerobic production (also called cell respiration) takes place.
Nerium oleander	See “Oleander”.
NF-kB
Proteins that are involved in the control of a large number of normal cellular and organismal processes, such as immune and inflammatory responses, developmental processes, cellular growth and apoptosis.

Oleander	An ornamental plant found natively in tropical and subtropical climates.
Oleandrin	A cardiac glycoside extracted from oleander.
Oxygen Free Radicals	An oxygen molecule that contains at least one unpaired electron and is hypothesized to be extremely reactive and damaging to body proteins and fats, and to DNA, the hereditary material of cells.
Phoenix Biotech, Ltd.	A British Virgin Islands corporation acquired by the Company in 2006.
Proliferative	To grow or multiply by quickly generating new tissue, parts or cells.
Radiotherapy	Also known as radiation therapy, it is the process by which high-energy radiation from x-rays, gamma rays, neutrons, and other sources are used to kill cancer cells and shrink tumors.
Sanitary Registers	A term used in most Latin American countries to represent the drug approval process by the health ministry for that country.
SEDAR	System for Electronic Document Analysis and Retrieval located at the following URL: http://www.sedar.com
Share Exchange Agreement	The agreement entered into between the Company and Phoenix Biotechnology Inc. whereby the Company acquired Phoenix Biotech, Ltd.
Therapeutic	The treatment, remediation, or cure of a disorder or disease.
Transduction	A process by which a cell converts one kind of signal or stimulus into another.
USFDA	United States Food and Drug Administration.

Index

Part I

Item 1.  Identity of Directors, Senior Management and Advisers.

The following is a listing of the Company’s Directors, Senior Management, Advisors, and Auditors.

1.           DIRECTORS AND SENIOR MANAGEMENT.

A.           Directors:

Dennis R. Knocke, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA
J. Peter Nettelfield, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA
John F. O’Donnell, 500-220 Bay Street, Toronto, Ontario, M5J 2W4, Canada
Gustavo A. Ulloa, Jr., Colonia Florencia Sur, Tegucigalpa, Honduras
John C.C. Wansbrough, 333 Bloor Street East, Toronto, Ontario, M4W 1G9, Canada
Peter A. Leininger, MD, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA

B.           Senior Management.

Dennis R, Knocke, President and CEO, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA
Joseph B. Nester, CFO, V.P. Operations, Secretary, and Treasurer, 11467 Huebner Road, Suite 175, San Antonio, TX 78230, USA

2.           ADVISERS

1.           Bankers- Texas Capital Bank, 7373 Broadway, Suite 100, San Antonio, TX 78209
2.           Legal Advisors:  John F. O’Donnell, 500-220 Bay Street, Toronto, Ontario, M5J 2W4,
Hank Vanderkam, 406 McGowen, Houston, Texas 77006

3.           AUDITORS

MSCM, LLP, Chartered Accountants, 701 Evans Ave, 8th Floor, Toronto, Ontario, M9C 1A3

Item 2.  Offer Statistics and Expected Timetable.

N/A

Index

Item 3. Key Information.

3.1         SELECTED FINANCIAL DATA:   (In US$)

	2010	2009	2008
Revenue	$311,498	$359,582	$395,226
Loss from Operations	$(1,785,072)	$(1,302,269)	$(1,448,431)
Net Loss	$(1,784,787)	$(1,301,183)	$(1,428,738)
Net Loss Per Share (Basic & Diluted)	$(0.06)	$(0.04)	$(0.05)
Number of Shares Outstanding	31,344,681	30,369,568	30,515,156
Total Assets	$633,628	$749,021	$1,394,365
Total Liabilities	$92,172	$64,171	$173,178
Shareholders' Equity Capital	$541,456	$684,850	$1,221,187

The Company has not declared or paid any dividends during the reporting periods noted above.

3.2         CAPITALIZATION  AND INDEBTEDNESS

The Company’s capital consists of a single class of common stock and one class of preferred stock.  The Company is authorized to issue an unlimited number of common shares.  The shares are no par shares.  The Company has no indebtedness other than accounts payable and accrued liabilities, all of which are unsecured.

3.3         REASON FOR THE OFFER AND USE OF PROCEEDS.

N/A

3.4         RISK FACTORS RELATED TO THE COMPANY’S PRODUCTS

Going Concern Opinion
Under United States reporting standards the Company’s auditors would likely issue a going concern opinion.

Anvirzel™ is Not a Cure for Cancer
Anvirzel™ is not a cure for cancer.  Anvirzel™ may or may not have the desired effect of inhibiting the growth of tumors or causing the elimination or reduction of tumors.   Effectiveness has not been demonstrated in clinical trials.

Lack of Approval in Major North American Markets
While Anvirzel™ has been approved for sale by the health ministry in Honduras (through the issuance of a Sanitary Register), neither Health Canada nor the USFDA have approved Anvirzel™ for use in Canada or the United States, respectively.  The Company has no intention to seek Health Canada or USFDA approval for Anvirzel™ (due to the impending five (5) year “phase out” of the drug, to be replaced with next generation drugs).

Outside of individual use, the granting of which is at the discretion of the respective agencies, sales of Anvirzel™ in the United States and Canada is limited, the result of which will be limited revenue from major North American markets.  The Company has no regulatory exemptions in either the US or Canada.

Index

While the Company intends to seek Health Canada and USFDA approval for some of its developmental stage products, there can be no assurance that such approval will ever be granted.  Failure to receive such approval may have a material impact on revenue generation by the Company.

Use of Cardiac Glycosides May Cause Unwanted Side Effects
Possible side effects that may be associated with the administration of a cardiac glycoside, such as Anvirzel™, include allergic reaction, pain and increased sexual activity.  Such potential side effects may deter some patients from undergoing treatment with Anvirzel™.  The Company is not aware of any reports of life threatening side effects associated with the use of Anvirzel™.

Combining Therapeutic Dosages of Different Cardiac Glycoside Could Be Dangerous
Cardiac glycosides are well known to be toxic to humans. Overdosing of cardiac glycosides can lead to cardiac arrhythmia, cardiac toxicity and death.  Anvirzel™ contains cardiac glycosides in sub-therapeutic amounts. Clinical testing on humans and animals has demonstrated Anvirzel™ and its cardiac glycoside components are below toxic levels and are safe. However, when used in combination with other cardiac glycosides (such as digoxin) for congestive heart failure, Anvirzel™ may have a toxic effect due to the patient exceeding the maximum tolerated dosage for cardiac glycosides.

Positive Immune Response Not Independently Proven
Positive immune response after treatment with the Company’s antiviral drugs is based on evidence gathered from internal clinical trials and has not been verified by independent third parties. A positive immune response does not equal a cure.  There is no evidence that oleandrin has cured, or has the ability to cure, any viral-related diseases.  The Company does not claim that use of the antiviral drugs will cause a positive immune response.

Lack of Physician Acceptance
Physician education and acceptance of a medical product in the major markets is limited to scientific journals, news media, and experience with treating patients that have chosen to add alternative treatment to their therapies until a product is approved in their respective countries.  As Anvirzel™ has not been approved by either Health Canada or the USFDA, the ability for the Company to educate physicians as to the potential benefits of Anvirzel™ may be limited.

The Company’s Products, including Anvirzel™, May Become Obsolete
The biotechnology industry has been characterized by the frequent introduction of new products.  Accordingly, the Company may be adversely affected by the new products and technology developed by its competitors.  In addition, as the potential benefits of oleander extract enter the public domain, the Company’s competitors may seek to develop, on an expedited basis, products which compete with the Company’s products.  The Company is aware that Phoenix Biotechnology, Inc. currently has an oleander extract product in a Phase 1 clinical study at the M.D. Anderson Cancer Center, Houston, Texas.

The Company Intends to “Phase-Out” Anvirzel™
The Company expects to phase out the sale of Anvirzel™ within five (5) years as new products are developed, notwithstanding that Anvirzel™ is a current source of revenue for the Company.  There can be no assurances that the new product(s) intended to replace Anvirzel™ will generate comparable or increased revenues or be approved in major markets.

Index

GENERAL RISK FACTORS

An investment in securities of the Company should be considered highly speculative due to the nature of the Company’s business and its stage of development and should be considered only by investors who can afford the total loss of their investment.

An investment in securities of the Company involves a significant degree of risk.  The risks related to the Company and its business includes the following:

Marketability
THERE IS NO MARKET FOR THE COMMON SHARES AND SHAREHOLDERS MAY NOT BE ABLE TO RESELL THEM.

Necessity for Additional Capital
The Company has limited cash and revenues.  The Company may need to raise further capital through the sale of additional equity capital to continue to implement its business plan.  The Company anticipates the need for $1,462,000 in additional capital to fully implement its business plan over the next twelve months.

Speculative Nature of Securities
There is no assurance that the Company will be successful in implementing its business plan. The Company has limited funds available to it and the only source of significant future funds presently available to the Company is through the sale of equity capital.  THE SHARES OF THE COMPANY ARE SPECULATIVE.

Currency Risk
The Company is exposed to currency risk as the Subsidiaries' business is carried out in Honduran Lempira and the Company maintains Honduran Lempira denominated bank accounts but uses U.S. dollars as its reporting currency.  Unfavorable changes in the exchange rate between Honduran Lempira and U.S. dollars may materially affect the foreign exchange gain/losses.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Reliance on Key Personnel
The Company’s success depends, in large part, upon the continuing contributions of its key technical, marketing, sales and management personnel.  The loss of the service of several key people within a short period of time could have a material adverse effect upon the Company’s financial condition and operations.  The Company’s future success is also dependent upon its continuing ability to attract and retain other highly qualified personnel.  Competition for such personnel is intense, and the Company’s inability to attract and retain additional key employees could have a material adverse effect on the Company’s financial condition and operations.

Conflicts of Interest
The Company may, in the future, raise further funds through the sale of securities to other companies which may be associated with the directors or officers of the Company, and as such, the directors and officers of the Company may increase their ownership and/or control positions in the Company without an equal opportunity to participate in such financing being granted to the other shareholders.  Under certain circumstances, shareholder approval of such actions may be required. As certain directors and officers are involved with other companies, there may be potential conflicts of interest and they will only expend a limited amount of their time managing the affairs of the Company.

Index

Limited Experience of Management
Most of the current officers and directors of the Company have limited experience with biotechnology companies.  There can be no assurance that management of the Company has, or will acquire, other skills that may be required to enable the Company to be profitable.

Dependence on Ability to Obtain Technical, Administrative and Sales Staff
The Company anticipates it will require more administrative, executive, scientific, engineering, manufacturing and marketing employees.  The Company has no binding arrangements to fulfill its staffing requirements and there is no assurance it will be able to successfully accomplish this requirement.  If the Company is not able to do so, it will diminish the Company’s ability to operate effectively.

The Company Operates in a Competitive Market Sector
The medical, drug and biotechnology businesses are highly competitive.  The Company and its products will be competing with various other manufacturers with existing technological support and acceptance in the same markets the Company will target.  Many of these other products are well-established, have substantial sales volume, and are produced and marketed by companies with much greater financial resources, facilities, organization and experience than the Company.  If the potential benefits of oleander extract enter the public domain, competitive companies with substantially more resources than the Company may try to develop products competitive with the Company’s products.

Intellectual Property Protection may be Uncertain
In respect of certain of its proprietary rights, the Company may need to secure licenses from third parties and/or assignments of rights from independent contractors. This is particularly applicable to intellectual property which may arise under sponsored research agreements with public universities. While no licensing agreements have been entered in to to-date, there is no assurance that the Company will secure the necessary licenses or assignments to execute on its business plan.  The loss of any proprietary rights which may be protected or protectable under any of the foregoing future intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors.

The Company has registered the mark Anvirzel™ in certain jurisdictions in Latin America and the Caribbean and plans to apply for additional protection as funds allow, but does not have the rights to use the mark in the United States and Canada.  Neither the Company nor its licensors have registered all of its trademarks or copyrights.  The Company may decide not to take additional steps to secure its rights in certain copyrights, trademarks and/or patents to which it may be entitled.  Failure to do so, in the case of copyrights and trademarks, may reduce the access of the Company to the courts, and to certain remedies of statutory damages and attorneys’ fees, to which it may be entitled in the event of a violation of the Company’s proprietary and intellectual rights by third parties.  Similarly, the failure to seek protections of any patentable materials to which the Company may be entitled may result in loss of patent protection should a third party copy the patentable technology or process.

The loss of any proprietary rights which are protectable under any of the foregoing intellectual property safeguards may result in the loss of a competitive advantage over present or potential competitors, with a resulting decrease in the profitability for the Company.  There is no guarantee that such a loss of competitive advantage could be remedied or overcome by the Company at a price which the Company would be willing or able to pay.

Index

There has not been any action brought against the Company alleging intellectual property violations.

High Start-up and Operating Risks During Initial Operations
The Company will incur start-up losses during its development period and initial period of operations and will experience lower revenues and operating margins than an established company until the customer base grows to a more optimal operating level.  There can be no assurance that we will be able to achieve satisfactory operating results within the expected period of time or develop and have in operation sufficient level of employees to operate the facility.

The Company May Not Be Able to Successfully Develop its Current Product Line
Although the Company believes that Anvirzel™, HIviral and HEP-viral can be profitably developed and manufactured, there may be unanticipated technological, regulatory and marketing issues that may make the products unfeasible to produce or to market.  In addition, delays in the production and release testing of Anvirzel™ in the Company’s pharmaceutical clean room facilities can occur due to unforeseen development obstacles, some of which are beyond the Company’s control.  If the Company is unable to complete the products as planned, its revenue and earnings growth could be materially adversely affected.

Failure of Promotional Activities
Although there are certain expectations with respect to the projected results of promotion activities, particular promotions may not reach anticipated levels of success.  If early advertising and promotion is not successful, the likelihood of the Company expending all of its funds prior to the Company reaching a level of profitability will be increased.

The Company May Be Unable to Manage Rapid Growth
The Company’s business plan will, if successfully implemented, result in the rapid expansion of its business on a widespread basis.  Rapid expansion of the Company’s operations may place a significant strain on the Company’s management, financial and other resources.  The ability to manage future growth will depend upon the Company’s ability to monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand internal management and technical, information and accounting systems, and to attract, assimilate and retain additional qualified personnel.

The Company does not carry Product Liability Insurance
Insurance carriers are currently reluctant to provide product liability insurance for biotechnology products due to the limited claims history for such products.  The Company has no plans to obtain such insurance and may be unable to secure product liability insurance, or be unable to secure such insurance except on terms unacceptable to the Company.  In the event of major product liability litigation or a major award against the Company during a time when the Company has no available insurance, the Company may sustain significant losses of its operating capital.

The Company is Subject to Extensive Regulation
The healthcare industry is subject to extensive regulation relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services and prices for services.  Currently, the Company and many of its patients rely on regulatory guidance applicable to individual use importation of Anvirzel. (See Risk Factor, Lack of Approval in North America), on page 7 for a discussion of the regulatory guidelines for the importation of Anvirzel.

Index

Each jurisdiction in which the Company may operate has its own regulatory scheme addressing the development, testing, labeling, manufacturing, registration, notification, clearance or approval, marketing, distribution, record-keeping and reporting requirements for human drugs.

While the Company currently has a  Sanitary Register issued by the Ministry of Health of the Republic of Honduras for  the manufacture, sale and distribution of Anvirzel™, HIviral and HEP-viral, as well as approvals for sale and distribution in the Republics of El Salvador and Guatemala for Anvirzel™, there can be no assurances that the Sanitary Register will be extended.

Rules and regulations governing the sales of pharmaceuticals are subject to the laws of the issuing countries, as well as the terms and conditions of international treaties.  Given that the Company’s operations take place only in Honduras, the Sanitary Register only shows approval under Honduran regulations for manufacturing, sale, and distribution in Honduras.  Additional regulatory approval may be required for some or all products developed by the Company if the Company expands operations to other jurisdictions.  Failure to achieve initial approval will require modification and redesign of the Company’s products or, at worst, elimination of the product.  The Company may not have the financial resources to modify its products or implement new designs.

Risks Applicable to Selling Products in Foreign Countries
Sales of products in foreign countries expose the Company to certain risks, including the difficulty and expense of maintaining foreign sales distribution channels, barriers to trade, potential fluctuations in foreign currency exchange rates, political and economic instability, availability of suitable export financing, accounts receivable collections, tariff regulations, foreign taxes, export licensing requirements and other foreign regulations that may apply to the export of its products.  In addition, the Company may experience difficulties in providing prompt and cost-effective service of its products in foreign countries.

Item 4.   Information on the Company

CORPORATE STRUCTURE
Name and Incorporation

The Company was incorporated under the Canada Business Corporations Act by Articles of Incorporation on June 1, 2006.

The registered office of the Company is currently located at 500-220 Bay St., Toronto, Ontario M5J 2W4.

Mr. John F. O’Donnell, Esq. is the Company’s agent at this address.  The Company’s executive offices are located at 11467 Huebner Road, Suite 175, San Antonio, TX 78230. (1) The Company was incorporated to acquire Phoenix Biotech Ltd., a British Virgin Islands corporation, and its five majority owned Latin American subsidiaries, from Phoenix Biotechnology, Inc., a Texas corporation. Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Phoenix Biotechnology Inc. (“Phoenix US”), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. (“Phoenix BVI”), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company (“Common Shares”) to Phoenix US shareholders.  These shares are presently held in what is known as the Phoenix Biotechnology Trust, with Mr. Hank Vanderkam as trustee, until such time that they are distributed to the shareholders of Phoenix Biotechnology, Inc as beneficiaries of the Trust.  The Phoenix Biotechnology Trust has been and remains supportive of the corporate goals of the Company. (2) The Company now owns, indirectly, four Latin America corporations, collectively known as the Salud Integral Group, located in Honduras and El Salvador, which integrate the manufacturing, marketing, and sales of Anvirzel.

Index

Phoenix BVI currently holds a majority ownership in four Latin American subsidiaries (collectively, the “Subsidiaries”), as follows:  99% ownership of Drogueria Salud Integral S. de R.L. (with the additional 1% being owned directly by the Company), 99.94% ownership of Salud Integral de C.V., 99.99% ownership of Farmacia Salud Integral, S. de R.L. and 91% ownership of Salud Integral de El Salvador LTDA. De. C.V.

Prior to the Share Exchange Agreement, Phoenix BVI and the Subsidiaries were controlled by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

4.1        HISTORY AND DEVELOPMENT

General

The Company is a biotechnology company involved in the development of oleander-based products for the treatment of certain forms of proliferative diseases, viral infections and skin conditions (See: “Table 1 – Products and Stages of Development”). Anvirzel™, the Company’s lead product, is an oleander extract-based botanical drug which contains cardiac glycosides. Anvirzel™ is used as an adjuvant (or, in some cases, stand-alone) agent in the treatment of certain types of cancer, and is manufactured and sold through the Company’s Latin American operations, based in Tegucigalpa, Honduras. Neither Health Canada nor the US FDA have approved Anvirzel™ for use in Canada or the United States.  The Company is only authorized to market Anvirzel™ in Honduras, El Salvador and Guatemala.

Anvirzel™ is not a cure for cancer and the Company does not intend to seek approval to market Anvirzel™ in the United States or Canada.  At this time, the Company intends to stop sales of Anvirzel™ within a five year period as another form of administration, preferably an oral route, is developed and approved for use.

According to a Non-Confidential Technology Description produced by the Office of Technology Development at The University of Texas M.D. Anderson Cancer Center located in Houston, Texas, entitled “Oleander Extracts with Potential Uses for Treating Cancer and Viral Infections,” one aspect of anticancer research is the search for novel, safe, and effective compounds from plants that have therapeutic potential. One such plant may be Nerium oleander, an ornamental plant found natively in tropical and subtropical climates. Extracts may possibly be used as an anticancer therapeutic, as well as an antiviral agent.

Scientists at M. D. Anderson Cancer Center are investigating oleander extracts as potential anticancer therapeutics. An extract of oleander such as Phoenix Biotechnology, Inc.’s investigational drug product PBI-05204 which contains oleandrin has shown promise in the treatment of certain types of tumors in certain species, including humans. Previous research using Anvirzel™ or pure oleandrin has resulted in numerous peer-reviewed scientific articles having been published.

Index

The Company has a Sponsored Research Agreement with scientists at M.D. Anderson Cancer Center’s Virology and Gene Therapy Program to perform research into the use of oleander extract in the treatment of AIDS and HIV.  The initial step was to document response in a Petri dish (in-vitro).  Those results were positive and have lead to the next step; that being to study the effect, if any, in a large animal (monkey) model.  If that step is positive, the third step will be to enter into a clinical human study.

The Company has experienced net losses in every quarter over the last two years and would have likely received a going concern opinion from the independent auditors had the quarterly financial reports been audited and prepared pursuant to United States reporting standards.

DESCRIPTION OF THE BUSINESS OF THE COMPANY

Stated Business Objectives or Overview

The Company is involved in the research, development, manufacture and sale of oleander extract-based products for the treatment of certain types of cancers, viral infections and skin ailments.  The Company is focusing its research efforts as follows:

1.
To develop products which conform with the new paradigm for the socially responsible approach to the treatment of cancer as described by the National Cancer Institute.  The new paradigm seeks to develop therapeutic agents and treatment regimens that will enable physicians to eventually deal with cancer as a chronic condition rather than an acute condition and enable patients to live extended lives with a high or improved quality of life;

2.	To develop products for use in the treatment of certain forms of viral infections; and
3.	To develop dermal cream products (both cosmetic and non-cosmetic) for the treatment of various skin conditions.

(See: “Table 1 – Products and Stages of Development”)

In connection with its research and development activities, the Company plans to continue to engage third party consultants and research facilities to assist the Company in gathering additional clinical data on the use of oleander extract as a medicinal tool and also to facilitate human clinical trials for new products.

History of Cardiac Glycosides Use

The use of plants such as Nerium oleander containing cardiac glycosides for medicinal purposes has been reported in ancient texts for more than 1,500 years. They have been used traditionally as arrow poisons, abortifacients, emetics, diuretics and heart tonics.   Despite their potential to cause side effects, application of plants containing cardiac glycosides for treatment of malignant disease may extend back to Arab physicians in the 8th century. The potential use of cardenolide-like compounds for the treatment of cancer was initially investigated forty years ago.  However, such use was abandoned because of the toxicity of these compounds. It was only recently that Scandinavian oncologists such as J. Haux have suggested that the apoptosis (cell death) produced by cardiac glycosides such as digitalis in human tumor cells occurred at concentrations that could be achieved without toxicity in humans and therefore, this agent and plant extracts containing related cardiac glycosides (e.g. oleandrin from Nerium oleander) may be useful in the treatment of cancer.

Index

Within the past ten years there has been a substantial increase in the number of studies reported in peer-reviewed science journals that deal with the effects of cardiac glycosides on the growth of human malignant tumor cells. It is now recognized that certain cardiac glycosides are involved in complex cell signal transduction mechanisms that may have important consequences in their application to the prevention and/or treatment of malignant diseases. Thus, it is reasonable to bring this history of the use of plant extracts containing cardiac glycosides to the point of clinical tests in patients with cancer.

To date, however, there is only a single plant extract containing cardiac glycosides that has been developed for treatment of solid tumor types of cancer and completed testing for dosage and safety in a USFDA Phase 1 Clinical Trial in the United States. This product is Anvirzel™, a hot-water extract of the Nerium oleander plant that is approved for use in Honduras, El Salvador and Guatemala.  In those jurisdictions where it is approved, Anvirzel™ is intended to be used as either a standalone treatment or as an adjuvant therapy in combination with other approved cancer treatments.

The published conclusion of the Phase 1 Clinical Trial, which focused on dosage and safety and was conducted at the Cleveland Clinic in Cleveland, Ohio, concluded that:  “Anvirzel™ can be safely administered at doses up to 1.2ml/m2/d (2.4cc). No dose limiting toxicities were found.”  For a product to be approved for sale in the United States, a new drug must pass all three FDA-mandated clinical trials.  At this time, the Company has no intention of proceeding past the Phase 1 Clinical Trial as it believes that new product development will allow it to market products with higher concentrations of oleandrin and better routes of administration. It is therefore the intention of the Company to continue with development of new oleandrin-based products and, if such products are shown to be as or more effective than Anvirzel™, commence the FDA approval process (being commencement of the three clinical trial phases) for such new products.  As such, it is not the intention of the Company to ever apply to have Anvirzel™ approved for sale in the United States or Canada and one should not expect any USFDA or Health Canada approval for Anvirzel™.  The Company expects to phase out the sale of Anvirzel™ within a five (5) year time frame as new products are developed.

Index

Structure of Oleandrin

General Manufacturing Process

Starting with its U.S.-based, environmentally responsible and earth-friendly farming operations, fields of organically grown Nerium oleander plants provide the raw material for the Company’s botanical extracts. The Company owns 5,000 Nerium oleander plants grown in D’Hanis, Texas, with the capacity to provide a renewable biomass for an estimated 20,000 patients annually.

The Company utilizes a proprietary method of grinding the Nerium oleander leaves to process the plants into the biomass used for manufacturing of its products. The Company’s wholly-owned subsidiary, Droguería Salud Integral, has a manufacturing facility in Tegucigalpa, Honduras, that operates under Honduran “current Good Manufacturing Practices” (cGMP) standards and is inspected by the Honduran health ministry to confirm compliance with such standards.  Droguería Salud Integral is located inside the pharmaceutical manufacturing plant of Francelia Laboratories, whose cGMP clean room is fully operational and is currently producing Anvirzel™.

Quality controls are maintained at each step of production.  Testing for oleandrin concentration, pH levels and pesticide contamination occur not only in the field where the Nerium oleander plants are grown, but also during the manufacture process.  Finally, all finished product is release-tested a third time at facilities located in the United States.

The Company currently has three products approved to market in Honduras, El Salvador and Guatemala and numerous products under development (See: “Table 1 –Products and Stages of Development”).  Current marketable products include Anvirzel™ (intramuscular injection), HIviral (intramuscular injection) and HEP-viral (intramuscular injection).  A description of such products is set out below.

Index

Anvirzel™ (intramuscular injection)

General

 Anvirzel™, the Company’s lead product, is a patented botanical drug derived from the ornamental plant Nerium oleander and is approved as a treatment in those suffering from cancer in Honduras, El Salvador and Guatemala.  The Honduran Sanitary Registry of Anvirzel™, which makes it a legal prescription drug in Honduras, was initially based primarily on the anecdotal efficacy as noted in the Compassionate Use IND # 56,826 which was granted by the USFDA on September 24, 1998 to Ozel Pharaceuticals, Inc.  Of secondary importance at that time were the historical use of Anvirzel™ by Dr. Kelly in Ireland and the manufacturing of the product by TexTract Labs, Inc. (unrelated to the Company) in San Antonio.  As the Sanitary Registry has been renewed every five years, the most recent being May 2006, the safety established in the Phase 1 clinical study at The Cleveland Clinic, as well as the multitude of anecdotal use by patients through the Salud Integral Clinic has further contributed to acceptance.  In time, manufacturing was also changed from the US-based company to a Honduran Health Ministry inspected and approved facility in Honduras. No specific clinical trials have been required to be performed in Honduras as a part of the initial or renewal process and the efficiency was not tested in clinical trials in connection with obtaining the initial approval and subsequent renewals by the Honduran Health Ministry. The Health Ministry has allowed the Company to rely on the result of the Phase 1 clinical study performed by an unrelated company which was the initial manufacturer of the drug product.  Sanitary Registry was automatic in El Salvador and Guatemala by treaty upon approval in Honduras.

Nerium oleander is a highly toxic plant which contains oleandrin, a cardiac glycoside (a naturally occurring drug which can have both beneficial and toxic effects on the heart).   The effects of cardiac glycosides are well known to be toxic to humans. Overdosing of cardiac glycosides can lead to cardiac arrhythmia, cardiac toxicity and death.  Anvirzel™ contains cardiac glycosides in sub-therapeutic amounts. Clinical testing on humans and animals has demonstrated Anvirzel™ and its cardiac glycoside components are below toxic levels and are safe. However, when used in combination with other cardiac glycosides (such as digoxin) for congestive heart failure, Anvirzel™ may have a toxic effect due to the patient exceeding the maximum tolerated dosage for cardiac glycosides.

Numerous industry-commissioned studies1 have shown that oleandrin, the principal cytotoxic component of Anvirzel™, inhibits the growth of certain tumors, blocks tumor cell survival and induces autophagy and/or apoptosis (programmed cell death) in certain tumors, without effecting normal cells2.  Specifically, those tumors which contain the “alpha 3” marker3 appear, through laboratory studies, to respond more favorably to treatment by drugs containing oleandrin (such as Anvirzel™).  In those tumors where Anvirzel™ has induced a favorable response, oleandrin has been shown to inhibit the release of bFGF from tumors4. bFGF is known as a tumor growth factor, insofar as it is responsible for the formation of new blood vessels which “feed” the tumor.  Inhibiting the release of bFGF essentially restricts the food supply to the tumor, thereby causing the death of tumor cells.  Oleandrin was also shown to produce oxygen free-radicals in tumor cells as well as block the activation of NF-kB, both of which blocks the tumor cell-survival functions and contributes to cell injury and death. Oleandrin is also able to penetrate through the protective barrier that surrounds the brain and prevents entry to many chemicals (including many traditional chemotherapy agents) and, as such, has been shown to cross the “blood-brain-barrier”5.

1 The discussion related to the principal component of Nerium oleander and the mechanisms by which oleandrin have been shown to have an effect on certain tumors is supported through research performed by The University of Texas M. D. Anderson Cancer Center at the Pharmaceutical Development Center of that institution, and led by Dr. Robert A. Newman as Chief Investigator.  Such research has led to the publication of eleven peer-reviewed journal articles that describe Anvirzel™ (oleander extract) and its components (oleandrin).

2 Anti-Cancer Drugs, 2000, 11, pp. 455-463 “Anvirzel, an extract of Nerium oleander, induces cell death in human but not murine cancer cells”.

3 Submitted to: Molecular Cancer Therapies in early 2008; Yang, P.; Newman, R.A., et al., Oleandrin mediated Inhibition of Human Tumor Cell Proliferation: Importance of Na, K-ATPase a Subunits as Drug Targets.  Pending  publication.

4 Cancer Letters, 2002, 185, 145-151 “Enhancement of radiotherapy by oleandrin is a caspase-3 dependent process”.

5 Journal of Experimental Therapeutics and Oncology, 2002 “Murine pharmacokinetics and metabolism of oleandrin, a cytotoxic component of Nerium oleander”.

Index

For those tumors which do not contain the “alpha 3” marker, the response to treatment with oleandrin was limited.

It should be noted Anvirzel™ is not a cure for cancer.  Anvirzel™ may or may not have the desired effect of inhibiting the growth of tumors or causing the elimination or reduction of tumors.   Effectiveness not only depends on the stage of cancer progression (with earlier treatment showing more favourable responses), but also whether, as the Company has hypothesized (based on laboratory studies), the solid tumor exhibits the “alpha 3” marker described above.  The Company plans to market Anvirzel™, and currently markets Anvirzel™, as an adjuvant therapy for use in combination with standard chemotherapeutic agents and radiotherapy.   It is an additional “agent” to be used in the fight against cancer (although certain patients have used Anvirzel™ as a stand-alone treatment). The Company also markets Anvirzel™ for use in immune system support.  Most traditional chemotherapeutic agents severely depress the ability of the body to generate white blood cells, which in turn leaves the patient’s immune system weakened and vulnerable.  Clinical evidence garnered from patient case studies suggest that Anvirzel™ may help support the immune system “attack” by traditional chemotherapeutic agents by increasing immune system response and mitigating some of the potential side effects from traditional routes of chemotherapy.  However, such evidence is anecdotal in nature and not yet proven by clinical trials.

Possible Side Effects

Possible side effects that may be associated with the administration of a cardiac glycoside, such as Anvirzel™, include the following:

1.	Cardiac arrhythmia, cardiac toxicity and death if used in combination with other cardiac glycosides;

2.	Allergic reaction consisting of itching or flaking skin (which can be treated with antihistamines or cortisones);

3.	Injection site pain;

4.	Pain in the breast glands; and

5.	Increased sexual activity.

Index

As studies have not been conducted with respect to the safety of Anvirzel™ when administered to children, pregnant women or nursing mothers, pediatric use, as well as use by pregnant women and nursing mothers should be avoided.

Phase 1 Clinical Trial and Approval for Sale in the United States

A United States Food and Drug Administration (“USFDA”) mandated Phase I Clinical Trial entitled “Phase I Study of Anvirzel™ in Patients with Advanced Solid Tumors” was conducted by The Cleveland Clinic Foundation, Cleveland, OH, with Dr. Ronald Buckowski, Principal Investigator.  The endpoints of this trial were to determine safety and dosage only. The conclusion was presented to the American Society of Clinical Oncology in 2001 and stated: “Anvirzel™ can be safely administered at doses up to 1.2ml/m2/d.  No dose limiting toxicities were found”.

For a product to be approved for sale in the United States, a new drug must pass all three FDA-mandated clinical trials.  At this time, the Company has no intention of proceeding past the Phase 1 Clinical Trial as it believes that new product development will allow it to market products with higher concentrations of oleandrin and better routes of administration. It is therefore the intention of the Company to continue with development of new oleandrin-based products and, if such products are shown to be as or more effective than Anvirzel™, commence the FDA approval process (being commencement of the three clinical trial phases) for such new products.  As such, it is not the intention of the Company to ever apply to have Anvirzel™ approved for sale in the United States or Canada and one should not expect any USFDA or Health Canada approval for Anvirzel™.  The Company expects to phase out the sale of Anvirzel™ within a five (5) year time frame as new products are developed.

Route of Administration At the present time, Anvirzel™ is administered by intramuscular injection, a potential side effect of which is injection site pain.  The Company is currently transitioning from the marketing of Anvirzel™ as a therapeutic agent administered by intramuscular injection to the development and marketing of oleander-based products that are administered orally.  The Company believes that its anecdotal data gathered from people taking oleander extracts sublingually, together with data being compiled by Phoenix Biotechnology, Inc. in its Phase 1 study currently underway at M.D. Anderson Cancer Center in which an oral route of administration is utilized and a pilot study conducted by the Company in which blood level markers were compared between oral and intramuscular injection routes has demonstrated that an effective oral route of administration for oleander-based therapeutic agents is feasible.

HIviral and HEP-viral (intramuscular injection)

General

In addition to AnvirzelTM, the Company currently has two other marketable products in Honduras, El Salvador and Guatemala; HIviral and HEP-viral. Evidence suggests that oleandrin and oleander extract may have antiviral activity as there were positive immune responses in those patients who participated in the clinical trials in Honduras.

In June of 2007, both HIviral and HEP-viral were granted Sanitary Registers by the Health Ministry of the Republic of Honduras: HIviral for use as an adjuvant therapy in the treatment of HIV/AIDS and HEP-viral for use as an adjuvant therapy in the treatment of hepatitis C.   Notwithstanding the granting of the Sanitary Registers, there is no published evidence that oleandrin (the principal medicinal ingredient of both HIViral and HEP-viral) has cured, or has the ability to cure, any viral-related diseases.  Evidence from internal clinical trials has been limited to indicating positive immune response from a vast majority of trial participants through an increase in CD4+ cell counts.   Such evidence suggests that oleandrin and oleander extract may have antiviral activity as there were positive immune responses in those patients who participated in the clinical trials.  It is important to note that a positive immune response does not equal a cure.  The evidence has simply shown that oleandrin may increase immune system support to attacks from such viruses.

Index

Possible Side Effects

Possible side effects that may be associated with the administration of a cardiac glycoside, such as HIviral or HEP-viral, include the following:

1.	Cardiac arrhythmia, cardiac toxicity and death if used in combination with other cardiac glycosides;

2.	Allergic reaction consisting of itching or flaking skin (which can be treated with antihistamines or cortisones);

3.	Injection site pain;

4.	Pain in the breast glands; and

5.	Increased sexual activity.

As studies have not been conducted with respect to the safety of HIviral or HEP-viral when administered to children, pregnant women or nursing mothers, pediatric use, as well as use by pregnant women and nursing mothers should be avoided.

Route of Administration

At the present time, both HIviral and HEP-Viral are administered by intramuscular injection, a potential side effect of which is injection site pain.  The Company is currently refining both HIviral and HEP-viral to, among other things, be administered orally.

The Company’s Development Stage Product Line

Anvirzel™, HIviral AND HEP-viral (oral route of administration)

The Company has been, and continues to focus efforts on refining its existing three products to, among other things, provide for an oral route of administration (an example being a pill which dissolves under the tongue and provides at least the same pharmacological effect as a similar product being administered via intramuscular injection).  The Company expects that all such product refinements will be complete with marketable products available for sale in 2010 (See: “Table 1 – Products and Stages of Development” for product status).  Other refinements to existing products being undertaken by the Company include improved methods to extract higher concentrations of oleandrin from the Nerium oleander plant.

Index

Dermal Creams

Oleander-based dermal creams for age spots, acne and sun-damaged skin are currently under development.  To date, animal studies and human studies have been completed for the first generation of dermal cream (targeting age spots). (See: “Table 1 – Products and Stages of Development”).  As the first generation of dermal cream will be for the neutraceutical (cosmetic) market, no USFDA approval is required to market and sell the product into the United States (although Federal Trade Commission marketing guidelines must be adhered to) and therefore the Company is not required to conduct any USFDA-mandated clinical trials.   The Company has begun selling the first generation dermal cream (targeting age spots) in the United States and anticipates marketing it in Canada by the end of 2011.

In 2011, the Company expects to commence a Phase 1 Clinical Trial in the United States to determine dosage and safety for the new successive generations of dermal creams intended for use in the treatment of a variety of skin ailments, including basal and squamous cell carcinomas (two prevalent forms of skin cancer).  As opposed to the first generation of dermal cream which is intended for the cosmetic market, successive generations may be therapeutic in nature and will therefore require USFDA approval.  While the Company expects the new product to pass the Phase 1 Safety Clinical Trial because the first generation cream has thus far appeared safe in a small animal study and pilot human studies in which no oleandrin was found in the blood samples taken, no assurance can be made that the new dermal cream will pass such trial, or any subsequent trials.  To date, the Company has not submitted an Investigational New Drug Application to the USFDA.

Table 1 – Products and Stages of Development

Stages of development as defined by Charles Rivers Laboratories International, Inc., include:

1.	Basic Research (“Stage 1”) - Stage 1 consists of determining how therapies work in living systems as well as which cellular and genetic targets are associated with a certain disease.

2.
Discovery (“Stage 2”) – Stage 2 consists of identifying compounds that show the most promise as safe and effective therapeutics, and screens for unsafe, poorly absorbed products and those which show a lack of pharmacological activity.

3.	Safety Assessment (“Stage 3”) – Stage 3 consists of providing evidence of safe biological activity prior to initiating human studies.

4.
Early-Phase Clinical Trials (“Stage 4”) – Stage 4 consists of an initial limited scope clinical human study aimed at confirming product efficacy in humans.  Early-Phase Clinical Trials typically contain a high level of clinical oversight to help ensure human safety.

5.	Late-Phase Clinical Trials (“Stage 5”) – Stage 5 consists of expanding the scope of the Stage 4 clinical trial in an attempt to further determine product effectiveness and safety.

Index

6.	Process Manufacturing Support Stage (“Stage 6”) – Stage 6 consists of confirming a safe, cost effective and reproducible form of product manufacturing.

Product	Stage of Development	Funds expended to date	Planned Development

Anvirzel™ (intramuscular injection)	Completed*	$440,040	No future development to be undertaken.

HIviral™ (intramuscular injection)	Completed*	$88,005	No future development to be undertaken.

HEP-viral™ (intramuscular injection)	Completed*	$55,005	No future development to be undertaken.

Anvirzel™ (oral route of administration)**	Stages 1 through 4 are 100% complete. An outside contractor will complete Stages 5 and 6.*	$46,000
The Company expects that $60,000 of additional funding for 2011 will be required to complete the development (through finalization of Stages 5 and 6) to have a marketable product.

Completion Date:  June 30, 2011

First Generation Dermal Cream	All stages are now complete.*	$135,300	Product has been provided to shareholders

Second Generation Dermal Cream	Stages 1 through 4 are complete. Minor Stage 5 (Late Phase Clinical Trial) and Stage 6 (Process Manufacturing Support) work to be completed.*	$149,956	The basic dermal cream has now been developed. Finalization of the formulation is underway for the second generation (anti-wrinkle) Completion Date: June 30, 2011

Index

Product	Stage of Development	Funds expended	Planned Development
Cold Sore Serum	All stages are now completed.*	$60,057	Product has been provided to shareholders.

HIviral (refinement and oral route of administration)**	Stages 1, 2, 5 and 6 are complete. Stage 3 (Early Phase Clinical Trial) and Stage 4 (Late Phase Clinical Trial) studies continue to determine efficacy of refined product. The intent of both remaining trials is to ascertain whether prior human clinical study observations and conclusions on product efficacy can be proven in clinical trials. A small animal (monkey) study to attempt to reproduce results of prior human study began in Q4, 2010.*	$155,475
Further development, other than that identified under “Stages of Development”, includes preparation and approval of a product label.  The Company expects that approximately $142,000 in additional funds for 2011 will be required to complete full refinement of the product.

Completion Date:  June 30, 2011

Hep-viral (refinement and oral route of administration)**
Stages 1, 2, 5 and 6 are complete.  Stage 3 (Early Phase Clinical Trial) and Stage 4 (Late Phase Clinical Trial) studies continue to determine efficacy of refined product.   The intent of both remaining trials is to ascertain whether prior human clinical study observations and conclusions on product efficacy can be proven in clinical trials.*
		No funds have been specifically committed nor spent as data from HIviral (refinement and oral route of administration) study has been used to date.
Further development, other than that identified under “Stages of Development”, includes preparation and approval of a product label.  The Company does not have any additional funds committed during 2011.

Completion Date:  Unknown

Index

*When used herein, “Completed” means that the product is fully developed and available for sale in those countries for which regulatory approval has been obtained (Honduras, El Salvador, and Guatemala).  “Complete” means that the process step has either been performed or is not required in the regulatory jurisdiction of Honduras.. The Company does not claim to have completed any stages required by the US FDA or Health Canada.

**The Company has already received Sanitary Registers for each of Anvirzel™ (intramuscular injection), HIviral (intramuscular injection) and Hep-viral (intramuscular injection) and currently has marketable products. The Company also has Sanitary Registers allowing for the administration of each of the foregoing through a sublingual (under the tongue) route of administration.  However, the Company is in the process of refining each of Anvirzel™, HIviral and Hep-viral to provide for, among other things, an oral route of administration (as opposed to intramuscular injection).

Growth Strategy Target Markets

Cancer

The growth strategy of the Company and its long term projects (for which no funds have yet been specifically allocated) will focus on continuing research to identify new science in the use of oleander extract and its components (oleandrin), including how to manufacture products containing higher concentrations of oleandrin.  This research, as well as other phyto (plant) based research, will include, with respect to the treatment of cancer, identification of tumor lines that Anvirzel™ and its components may have activity against, methods for specific targeting of tumor cells, and alternate routes of administration.  The Company also intends to investigate and develop the data necessary for trials to support the data sets gathered from cancer patients using Anvirzel™ and its components that indicate (solely through patient responses and not through clinical trials) an increase in the quality of life of those patients using Anvirzel™ and its components either as monotherapy or as adjuvant therapy with traditional chemotherapeutic agents and/or radiotherapy.  It is important to note that while patients using Anvirzel™ have reported an increase in their quality of life (through reports of more energy, less nausea, etc.), evidence of any such quality of life improvement is anecdotal in nature.  The Company and its medical advisors have hypothesized that Anvirzel™ has mitigated some of the harmful side effects of traditional chemotherapy treatment by increasing immune system response in patients, although such hypothesis has not yet been proven.

In what the Company believes is a unique strategy, it’s current  marketing plan for Honduras, El Salvador and Guatemala, is to encourage the use of Anvirzel™ and its components as a non-competitive therapy for cell proliferative disease (cancer). Traditional chemotherapeutic agents as well as radiotherapy currently dominate the oncological products market.  The Company believes that it can market Anvirzel™ as a product that does not compete with the traditional chemotherapeutic agents, but as an agent that may enhance the effects of those traditional agents, contribute to cancer treatment (depending on the type of cancer and nature of the tumor involved), as well as potentially reduce the toxic side effects of certain chemotherapeutic agents.  Anvirzel™ is viewed by the Company as an additional “weapon” to be used in the variety of chemotherapeutic protocols prescribed to many cancer patients.  While Anvirzel™ is not a cure for cancer, and while it may or may not have the desired effect of inhibiting the growth of tumors or causing the elimination or reduction of tumors, given its limited toxicity (except when used in conjunction with other cardiac glycosides), the Company believes that there is no reason why Anvirzel™ cannot be used in the fight against cancer.  The Company believes that this strategy, namely marketing Anvirzel™ as an adjuvant therapy, places it in a unique marketing position that will meet with less market entry resistance from those companies that already have a significant share of the oncological products market.

Index

Currently, the Company provides all of its services from its base of operations in Tegucigalpa, Honduras, since Anvirzel™ is approved for sale in Honduras, El Salvador, and Guatemala.  The Company currently serves the citizens of Honduras and the citizens of various nations including the United States that permit importation of Anvirzel™ whether by individual use exemptions, compassionate use exemptions, or other regulatory exemptions.  Therefore, the Company’s target market includes the residents of Honduras, El Salvador, Guatemala, and individuals who contact our facility in Honduras to receive treatment for cancer and viral disease.  Currently, through a Latin American treaty known as the Union Aduanera, El Salvador and Guatemala each permit the commercial importation of pharmaceutical products manufactured in Honduras for which a Sanitary Register has been received, including Anvirzel™.  As the Company has no intention of proceeding past the Phase 1 Clinical Trial in the United States for Anvirzel™ (as it believes that new product development will allow it to market products with higher concentrations of oleandrin and better routes of administration.), it is not the intention of the Company to ever apply to have Anvirzel™ approved for sale in the United States or Canada and one should not expect any USFDA or Health Canada approval for Anvirzel™.  The Company expects to phase out the sale of Anvirzel™ within a five (5) year time frame as new products are developed.

The Company is currently in the process of refining both Anvirzel™ to provide for, among other things, oral routes of administration

Dermal (Skin)

Under the direction of Dr. Robert A. Newman, an oleander-based dermal cream for sun-damaged skin has been developed. (See: “Additional Oleander Based Products” and “Table 1 – Products and Stages of Development”).  The dermal cream market is a large market, both cosmetic and non-cosmetic.  The Company hopes to take advantage of this large market by introducing successive generations of dermal creams commencing with a cosmetic dermal cream in the United States during 2010 (which the Company expects to offer for sale in Canada in 2011).  Pending Health Canada and USFDA approval of impending clinical trials, the Company’s goal is to eventually introduce dermal creams to the Canadian and United States’ markets which are intended to treat a variety of skin ailments and are not simply cosmetic in nature.  That being said, the Company cannot provide any assurance that such Health Canada or USFDA approval, and subsequent sales into Canada and the United States, will ever materialize.

HIV and Hepatitis-C

HIviral and HEP-viral are products that the Company believes can be used as adjuvant therapeutic agents to assist in the treatment of patients suffering from HIV or Hepatitis-C by potentially raising the level of such patient’s CD4+ cell counts and providing immune system support.  It is important to note that an increase in CD4+ cell counts and a positive immune response does not equal a cure.  There is no published evidence that oleandrin has cured, or has the ability to cure, any viral-related diseases.  The evidence has simply shown that oleandrin may increase immune system support to attacks from such viruses.  In June 2007, HIviral and HEP-viral received Sanitary Registers from the Health Ministry of the Republic of Honduras, although the Company is currently in the process of refining both HIviral and HEP-viral to provide for, among other things, oral routes of administration.

Index

To date, the Company’s sales have been limited to foreign sales and those using the limited importation of drugs exception. The Company hopes to begin the marketing of its products through third party sales organization(s) beginning in the second calendar quarter of 2011.

The Company’s business is not seasonal.

4.2         COMPETITION

(To be completed)

4.3         MANAGEMENT AND EMPLOYEES

For the past three years, the Company has had 12 employees, 3 of which are officers or managers.

4.4         ENVIRONMENTAL REGULATIONS

As a general rule, the Company is not specifically affected by environmental rules.

Item 5.  Operating and Financial Review and Prospects

5.1        MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2010

General
The following discussion and analysis should be read in conjunction with unaudited interim consolidated financial statements and notes thereto for the nine months and quarter ending September 30, 2010 and the audited annual consolidated financial statements and notes thereto for the fiscal year ending December 31, 2009 . The financial statements have been prepared in accordance with Canadian GAAP.  Unless otherwise noted herein, all references to dollar amounts contained in this MD&A are to U.S. dollars.  A majority of Nerium’s operations are carried out by its Latin American subsidiaries in the Honduran Lempira, which is the subsidiaries’ functional currency.

Further information regarding Nerium can be found on SEDAR at www.sedar.com.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this document constitute “forward-looking statements”.  When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “progressing”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to Nerium or its management, are intended to identify forward-looking statements.  Such statements reflect Nerium’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause Nerium’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Nerium does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless so required by applicable securities laws.

Index

Business Overview
Nerium is a biotechnology company involved in the development of oleander-based products for the treatment of certain forms of proliferative diseases, viral infections and skin conditions. In addition, the company is developing a line of oleander–based cosmetic products.  The Company’s existing product line includes Anvirzel™, HIviral, HEP-viral, and the new cosmetic line under the Nerium SkinCare name.

Nerium was incorporated pursuant to the Canada Business Corporations Act on June 1, 2006 to acquire Phoenix Biotech, LTD (Phoenix BVI), a British Virgin Islands corporation, and its five majority-owned Latin American subsidiaries, from Phoenix Biotechnology, Inc., a Texas corporation (Phoenix US).  Nerium currently owns, indirectly, four Latin American corporations, collectively known as “The Salud Integral Group”, located in Honduras and El Salvador, which integrate the manufacturing, marketing, and sales of the Company’s treatment products, while the cosmetic line is produced by a contract manufacturer in Texas.

Nerium utilizes a proprietary method to grind the Nerium oleander leaves to process the plants into the biomass used for manufacturing of its products. Nerium’s wholly-owned subsidiary, Drogueria Salud Integral, has a manufacturing facility in Tegucigalpa, Honduras, that operates under Honduran “current Good Manufacturing Practices” (cGMP) standards and is inspected by the Honduran health ministry to confirm compliance with such standards.  Drogueria Salud Integral is located inside the pharmaceutical manufacturing plant of Francelia Laboratories, whose cGMP clean room is fully operational and is currently producing the Company’s existing line of treatment products. Through its Latin American subsidiaries, the Company’s products are available to international patients who import the drug under the individual use exemption rules of their respective countries.

Anvirzel™, the Company’s lead product, is intended to treat certain forms of cancer, and has successfully completed a United States Food and Drug Administration Phase I Study which was limited to establishing safety and dosage.  The study was conducted at the Cleveland Clinic in Cleveland, Ohio.

In addition to AnvirzelTM, Nerium currently has two other marketable products, HIviral and HEP-viral.  In June of 2007, both HIviral and HEP-viral were granted Sanitary Registers by the Health Ministry of the Republic of Honduras: HIviral for use as an adjuvant therapy in the treatment of HIV/AIDS and HEP-viral for use as an adjuvant therapy in the treatment of hepatitis C.

In terms of development stage products, oleander-based dermal creams for cosmetic purposes are currently being tested by shareholders.  These include a general skin repair cream and a cold sore serum.  As at the date of this writing, animal studies and first level human studies have been completed.  As these first generation dermal creams will be for the cosmetic market, no USFDA approval is required to market and sell the products into the United States, although Federal Trade Commission marketing guidelines must be adhered to.

Index

Nerium also is transitioning from the marketing of AnvirzelTM, HIviral and HEP-viral as therapeutic agents administered by intramuscular injection to the development and marketing of oleander-based products that are administered orally. Nerium believes that its research has demonstrated that an effective oral route of administration for oleander-based therapeutic agents is feasible.

Management Discussion and Analysis of Financial Condition and Results of Operations.

5.1A      Results of Operations for the Year-ended December 31, 2010 Compared to the Year-Ended December 31, 2009

Revenues for the year-ended December 31, 2010 totaled $309,289, a decrease of $49,259 or 13.79% from the $358,748 for the year-ended December 31, 2009.  The decline in sales resulted from a decrease in the selling price of Anvirzel.  The average selling price for Anvirzel for the year-ended December 31, 2010 was $113.42, a decrease of $60.23, or 34.68% from the average selling price of $173.65 for the year-ended December 31, 2009.  For the year-ended December 31, 2010, the Company sold 2727 vials of Anvirzel (including 916 which were given to patients at no charge), compared to 2066 vials (including 516 which were given to patients at no charge) for the year ended December 31, 2009.

Other income for the year-ended December 31, 2010 totaled $2,209, an increase of $1,475, or 176.9% from the $834 for the year-ended December 31, 2009.  Other income for both periods came from medical services provided at the Salud Integral Clinic in Honduras.

As a result of the forgoing, revenue for the year-ended December 31, 2010 totaled $311,498, a decrease of $48,084 or 13.37% from the $359,582 of total revenue for the year-ended December 31, 2009.

Cost of goods sold for the year-ended December 31, 2010 totaled $148,756, an increase of $20,597, or 16.07% from the $128,159 for the year-ended December 31, 2009.  The increase in the cost of goods sold resulted from the sale of more vials of Anvirsel in 2010 (661 additional units), but at a lower cost per unit ($54.55 for 2010 compared to $62.04 for 2009).

As a result of the foregoing, the Company’s gross profit decreased to $162,742 for the year-ended December 31, 2010 from $231,423 for the year-ended December 31, 2009.

General and administrative expenses totaled $999,341 for the year-ended December 31, 2010, an increase of $24,752, or 2.54% from the $974,589 for the year-ended December 31, 2009.  This increase resulted primarily from an increase in professional fees.

Stock based compensation totaled $508,500 for the year-ended December 31, 2010.  There was no stock based compensation for the year-ended December 31, 2009.  The charge for stock based compensation resulted from the issuance of 300,000 stock options to the two newly elected members of the board of directors (150,000 for each director) and the granting of an additional 150,000 to another director.  These options have an exercise price of US$1.22 and vested on August 26, 2010.  The fair value of these options as of the date of grant was $508,500 ($1.13 per option) using the Black-Sholes model for pricing options.

Index

Research and development expenses totaled $392,471 for the year-ended December 13, 2010, a decrease of $123,811, or 23.98% from the $516,282 for the year-ended December 31, 2009.  This decrease resulted, almost exclusively, from the completion of the dermal cream studies in 2009 and a reduction in herpes virus research.

The loss on foreign exchange for the year-ended December 31, 2010 totaled $5,219, an increase of $4,004, or 429.55% from the foreign exchange loss of $1,215 for the year-ended December 31, 2009.  This increase resulted from the decrease in value of the US dollar against the Honduran currency.

Amortization expense totaled $42,283 for the year-ended December 31, 2010, an increase of $677, or 1.63% from the $41,606 for the year-ended December 31, 2009.  This increase resulted from an increase in amortizable assets.

As a result of the forgoing, the Company incurred a loss from operations of $1,785, 072 for the year-ended December 31, 2010 compared to a loss from operation of $1,302,269 for the year-ended December 31, 2009.

For the year-ended December 31, 2010, the Company had interest income of $335, a decrease of $751, or 69.2% from the interest income of $1,086 for the year-ended December 31, 2009.  The decrease in interest income resulted from having lower cash balances on which interest was earned and a lower interest rate paid on such funds.

As a result of the forgoing, the Company incurred a net loss and comprehensive loss of $1,784,737, or ($0.06) per share, compared to a net loss and comprehensive loss of $1,301,183, or ($0.04) per share, for the year-ended December 31, 2009.

5.1B      Results of Operations for the Year-Ended December 31, 2009 Compared to the Year-Ended December 31, 2008.

Revenue for the year-ended December 31, 2009 totaled $359, 582, a decrease of $35,644 or 9.0% from the $395,226 for the year-ended December 31, 2008.  This decrease resulted from a 25% decrease during the year in the price of Anvirzel™ and a small decrease in unit sales.

Cost of sales for the year-ended December 31, 2009 totaled $128,159, an increase of $17,882 or 16.2% from the $110,277 for the year-ended December 31, 2008.  This increase resulted from higher raw material costs, principally oleander.  The gross profit margin was 64.4% for the year-ended December 31, 2009, compared to 72.1% for the year-ended December 31, 2008.

General and administrative expenses totaled $974,589 for the year-ended December 31, 2009 an increase of $7718 or 0.8% or substantially the same as the $966,871 for the year-ended December 31, 2008.

Research and development expenses for the year-ended December 31, 2009 totaled $516,282, an increase of $31,381 or 6.5% from the $484,901 for the year-ended December 31, 2008.  The increase in research and development expenses resulted principally from having more clinical trials and test being conducted.

Index

There was no stock based compensation for the year-ended December 31, 2009.  During the year-ended December 31, 2008, the Company incurred$232,761 of stock based compensation expenses as the Company granted 3,060,000 options to various consultants and directors.

For the year-ended December 31, 2009, the Company incurred a loss on foreign currency exchange of $1215.  This compares with a foreign currency loss of $4,728 for the year-ended December 31, 2008.  All losses from foreign currency exchange occurred because of changes in the Honduran currency against the U.S. dollar.

Amortization expenses for the year-ended December 31, 2009 totaled $41,606, a decrease of $2,513 or 5.7% from the $44,119 for the year-ended December 31, 2008.  This decrease resulted from fewer amortizable assets, particularly leasehold improvements which are now fully amortized.

As a result of the foregoing, the Company's expenses for the year-ended December 31, 2009 totaled $1,533,692, a decrease of $199,688 or 11.5% from the $1,733,380 for the year-ended December 31, 2008.  This produced a loss from operations of $1,302,269 for the year-ended December 31, 2009, a decrease of $146,162 or 10.1% for the loss from operations of $1,448,431 for the year-ended December 31, 2008.

For the year-ended December 31, 2009 the Company had interest income of $1,086 a decrease of $17,478 or 94.2% from the $18,564 for the year-ended December 31, 2008.  This decrease resulted from both reduced interest rates and reduced balances on which interest was paid.  For the year-ended December 31, 2008, the Company had a gain on the sale of equipment of $1,129. There were no sales of equipment during the year-ended December 31, 2009.

Because of the foregoing, the comprehensive loss for the year-ended December 31, 2009 totaled $1,301,183 or $0.04 per share, a decrease of $127,555 or 8.9% from the $1,428,738 or $0.05 per share for the year-ended December 31, 2008.

5.2A      Liquidity and Capital Resources

As of December 31, 2010, the Company had cash of $186,823 and working capital of $288,230.  This compares to cash of $380,800 and working capital of $492,607 as of December 31, 2009.

Cash used in operating activities totaled $1,196,427 for the year-ended December 31, 2010, an increase of $133,411, of 12.55% from the $1,063,016 used in operating activities for the year-ended December 31, 2009.  The net loss for the year of $1,784,737  was partially offset by non-cash charges of $577,910 and net changes in the current accounts of $10,400.  This compares with a loss of $1,301,183 for the year-ended December 31, 2009, which was partially offset by non-cash charges of $225,493 and net changes in the currents accounts of $12,624.

Cash used in investing activities totaled $105,793 for the year-ended December 31, 2010, all from the purchase of equipment and leasehold additions.  This compares with cash used in investing activities of $4,446 for the year-ended December 31, 2009, also used for the purchase of equipment and leasehold additions.

Cash provided by financing activities totaled $1,108,243 for the year-ended December 31, 2010.  Of this amount, $1,093,243 came from the sale of shares and $15,000 from the exercise of Stock options.  This compares with cash provided by financing activities of $548,119 for the year-ended December 31, 2009, all from the sale of shares.

Index

As a result of the forgoing, there was a net decrease in the cash of the Company of $193,977.

Based upon current operations, the Company has insufficient cash flow to fund its operation and to execute its business plan for the next twelve months.  Although the Company has sold an additional $799,375 of its shares this far in 2011, it will still require additional funding.  Therefore, unless the Company is able to continue selling its shares at sufficient prices, or unless it is able to generate additional sales at reasonable margins, it will be unable to continue as a going concern.

5.2B      Liquidity

The Company as at December 31, 2009 had current assets of $556,778, which included cash of $380,800; inventory of $157,118; accounts receivable of $7,892 and prepaid expenses of $10,968.  The Company had liabilities of $64,171 in accounts payable and accruals resulting in net working capital of $492,607. The primary reasons for the $608,184 net decrease in liquid assets compared to year-end 2008 ($1,164,962) is due to the lesser private placement issuance of common shares, the decrease in sales revenue and the payoff of accrued liabilities during 2009.  Most cash equivalents are held in a money market fund, earning a variable rate of market interest, at Texas Capital Bank.  The balance of cash equivalents are held in various operating accounts at Texas Capital Bank, Banco Ficohsa (located in Honduras) and Banco Credomatic (located in Honduras).

Historically, the Company has been able to generate the cash required for operations, as well as its research projects, through the private placement issuances of common shares. While the Company continues to generate considerable interest with investors, given the uncertain state of the capital markets, the Company understands that, during this period of uncertainty, it may have to scale back certain research and development activities in the event that it is unable to fund its operations and research projects through the sale of equity.  Should the Company be unable to supplement funding of its operations through private placement issuances of common shares, the Company would be able to temporarily scale back non-committed research on its HIviral and HEP-viral products.  The above contingency plan would have minimal effect on the Company’s near term goals as the Company would still be in a position to meet its significant milestones for 2010, being having the first generation of dermal cream selling in the United States, completion of the large animal HIV research and the expansion of oleander plants growing in the field.

The Company has no long-term debt and long-term obligations are minimal with less than 5% of the budget earmarked in 2010 and beyond for long term obligations (including office rent and a certain farm lease).

Operating leases

At December 31, 2009, the Company is committed to operating lease payments for its various premises in the following amounts:

2010	$84,987
2011	59,201

$144,188

Index

Research and Development

As at December 31, 2009, the Company was committed to outsource certain research and development activities to third parties.  Estimated payments for future expenditures in accordance with the terms of certain agreements, which are due upon delivery of research data, are approximately $67,294.

Future commitments for capital expenditures are as follows:

		All Year 2011	All Year 2012	All Year 2013
Farm Lease		$72,000	$72,000	$48,000
Midway Plaza		$5,388
Honduran Office		$12,486
MDACC HIV Study	Note (a)	$144,000
GRAS Report-ST&T	Note (b)
		$233,874	$72,000	$48,000

If this research contract is cancelled before 12/31/2010, no additional payments will be due.
Note (a)	Specific dates for future payments are not shown, but dependent on future events.
Note (b)	The date of final payment has not been specifically identified, but is expected to be in Q4, 2010.

5.3A     Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

ITEM 6.                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.1         Directors and Senior Officers

The following table sets forth the name, age and the office (if any) held with the Company for each of the officers and directors of the Company.

Name	Age	Position
Dennis R. Knocke	58	Chairman of the Board, President & Chief Executive Officer
Joseph B. Nester	53	Chief Financial Officer, VP of Operations, Secretary & Treasurer
J. Peter Nettelfield	76	Director
John F. O’Donnell	62	Director
Gustovo A. Ulloa, Jr.	41	Director
John C. C. Wansbrough	78	Director
Peter A. Leininger, MD	67	Director

The term of office of each director expires following the next annual meeting or until their successor is elected or appointed.

Further information on the management and board of the Company follows:

Index

 Dennis R. Knocke.  Mr. Knocke has served as the President, Chief Executive Officer and as Chairman of the Board of Directors of the Company since January 2007.  Mr. Knocke performs all of the executive management functions commensurate with his position, and also coordinates product research and product development.  From January 2000 to December 2006, Mr. Knocke served in an executive management position with Phoenix Biotechnology, Inc. (“Phoenix USA”), and in such capacity was responsible for, among other things, creation of Phoenix USA’s Latin American operations.  Mr. Knocke attended Sam Houston State University in Huntsville, TX.  From 1998 to 1999, Mr. Knocke was President of Bexar Credentials Verification, Inc., a startup software technology company whose principals included the Bexar County Medical Society, the Texas Medical Liability Trust, and Florida Physicians Insurance Company.  Mr. Knocke has also successfully founded and operated several startup health care companies that were acquired by national and international business entities listed on the New York and London stock exchanges.  Such companies were involved in the sale of health care equipment to hospitals and home care patients.  Mr. Knocke dedicates approximately 100% of his time to the Company.  Mr. Knocke is not a party to any non-competition agreement or non-disclosure agreement with the Company.

 Joseph B. Nester.  Mr. Nester has served as Chief Financial Officer, VP Operations, Secretary and Treasurer of the Company since February 2007.  In this role with the Company, Mr. Nester is responsible for all financial and accounting activities.  In addition, Mr. Nester is actively involved in the coordination of plant growing, harvesting and biomass production, as well as related distribution and testing.  From July 2003 to January, 2007, Mr. Nester served in a regulatory compliance capacity at World Savings Bank FSB.  Mr. Nester’s additional experience includes eight years (1977 to 1985) with the United States Treasury Department, Office of the Comptroller of the Currency as a National Bank Examiner and twelve years (1985 to 1997) with Frost National Bank in lending. Mr. Nester also has four years experience with a startup pharmaceutical company, where he was initially the Secretary Treasurer and later became its President, and was involved in dealing and liaising with both researchers and regulatory agencies.  During this time, Mr. Nester led the company in a successful Phase One clinical study and implementation of a Compassionate Use Investigational New Drug (CUIND) program and had direct involvement with the US FDA, among other regulatory agencies.  Mr. Nester has also successfully completed the first level of instruction in brain development at the Institutes for the Achievement of Human Potential in Philadelphia, PA.  As a result, for the past twelve years he has been a facilitator of an independent study program on brain development conducted through the University of Texas at San Antonio.  Mr. Nester graduated from the University of Texas at Austin with a BBA in General Business.  Mr. Nester dedicates approximately 100% of his time to the Company and has not entered into any non-competition or non-discharge agreement with the Company.

J. Peter Nettelfield.  Mr. Nettelfield has been a director of the Company since January 2007.  Mr. Nettelfield had been a partner in and was active in B.P. Enterprises in San Antonio, Texas, an entity which owns and manages office and warehouse properties. Prior thereto, Mr. Nettelfield was an investment banker for 20 years, serving in various management positions with three separate firms in Toronto, Ontario, Canada.

John F. O’Donnell.  Mr. O’Donnell has been a director of the Company since June 2006 and is a practicing attorney in Toronto, Ontario, Canada where he is associated with the law firm of Strikeman, Keely, Speigel, Pasternack, LLP.  From September, 2003 to December 2007 he was a sole practioner in Toronto and from September 1997 to September 2003 he was affiliated with the firm of Shibley Righton, LLP in Toronto. Mr. O’Donnell holds a degree from the University of Windsor.  Mr. O’Donnell also serves as a director of several Canadian listed companies.

Index

Gustavo A. Ulloa, Jr.  Mr. Ulloa has served as a director of the company since January 2007.   Mr. Ulloa is currently the General Manager and Director for Laboratories Francelia, a pharmaceutical laboratory and manufactory facility in Tequciqalpa, Honduras where he has been employed since 1993.  Mr. Ulloa has a MS degree in Industrial Engineering from University of Miami (Miami, FL).

John C.C. Wansbrough. Mr. Wansbrough was elected to the Board of Directors in June, 2010.  Mr. Wansbrough is and has been the Chairman of Rogers Telecommunications Limited, Canada's largest cable provider, since 1997.  For over forty years, he has served in an executive capacity with various trust companies and corporations, has served on numerous boards of directors as well as serving as an adviser to the Minister of State Finance.  Mr. Wansbrough holds a B.D. degree from the University of Toronto and is a Chartered Financial Analyst.

Peter A. Leininger, M.D. Mr. Leininger was elected to the Board of Directors in June, 2010.  He received his MD from the University of Indiana in 1968 and practiced medicine for ten years.  In 1978 he joined Kinetic Concepts, Inc., a medical products company where he was its medical director for twenty-one years directing its medical research product engineering and manufacturing.  He is currently self employed and has extensive investments in real estate and the hospitality industry.  Dr. Leininger has been awarded numerous patents and has presented numerous medical research papers.

6.2        Compensation of Director’s and Officers:

Name	Compensation

Dennis R. Knocke	$120,000
Joseph B. Nester	80,000

Directors of the Company receive no cash compensation for their services. Each director, upon joining the Board is granted 150,000 stock options. Directors are also reimbursed for their travel expenses. For 2010, J. Peter Nettelfield, a director, also received $25,000 in consulting fees and 150,000 stock options. The Company has no pension or profit sharing plan.

6.3        Board Practices

All directors serve for a term of one-year from the Company’s annual meeting, or until their successor is elected or appointed. There are no contracts with any director. There is presently only one committee of the Board, an audit committee. The following directors are members of the audit committee and each is independent: J. Peter Nettelfield, John C.C. Wansbrough and Peter A. Leininger, M. D.

6.4        Employees

For the past three years, the Company has had twelve (12) employees.

Index

ITEM 7.  Major Shareholders and Related Party Transactions

7.1        Major Shareholders

PRINCIPAL HOLDERS OF SECURITIES

There are a total of 31,544,681 Common Shares of the Company issued and outstanding as of December 31, 2010.  The following table shows, as at the date of this prospectus, each person who is known to the Company, its directors and officers to own, beneficially or of record, directly or indirectly, or to exercise control or direction over, more than 5% of the outstanding Common Shares and the shares held by offices and directors;

NAME OF SHAREHOLDER	NATURE OF OWNERSHIP	NUMBER OF SHARES HELD	PERCENTAGE OF CLASS
Phoenix Biotechnology Trust	Direct	22,610,045	72.14
Dennis Knocke	Indirect	190,073.61
Joseph B. Nester	Direct	101,000.32
	Indirect	77,972.25
J. Peter Nettelfield	Indirect	202,301.65
	Direct	200,000.48
John F. O’Donnell	Direct	270,000	1.76
Gustovo A. Ulloa	-	-	0.0
John C.C. Wansbrough	Direct	140,000.45
	Indirect	115,000.37
Dr. Peter A. Leininger	Direct	-	0.0
All Officers and Directors as a Group (7 persons)		1,526,346	4.89%

As at the date of this prospectus, the directors and senior officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,526,346 Common Shares, representing approximately 4.97% of the currently outstanding Common Shares.
Each share of Common Stock is entitled to one vote on all corporate matters. The Company has only one class of stock outstanding, Common Stock. The majority of the shareholders are believed to be Canadian.

Index

The Company has no relationship with the Phoenix Biotechnology Trust except that its U.S. legal counsel serves as the trustee for the Trust. The Trust was established for the benefit of the Phoenix Biotechnology, Inc. (Phoenix) shareholders because Phoenix was unable to distribute the shares without the shares being registered in both the United States and Canada.

The Company is not directly or indirectly owned by another corporation or political unit. Neither is the Company aware of any arrangements which might result in a change of control.

As of December 31, 2010, 3,383,001 shares or 10.74% of the issued and outstanding shares and 38.75% of the non-Phoenix Biotechnology Trust shares are owned of record by 28 Canadian persons or entities.  Canadian, Honduran and Kuwait persons also indirectly own shares through the Phoenix Biotechnology Trust ("Trust").  Following distribution from the Trust, the Company will continue to be a foreign private issuer.

7.2           Related Party Transactions.

During the years ended December 31, 2010, 2009 and 2008 the Company entered into the following related party transactions:

	2010	2009	2008
Land lease payments to Phoenix US (i)	$-	$53,024	$51,480
Consulting services (ii) and (iii)	$25,000	$40,000	$100,957
Inventory purchases, deposits and other (iv)	$53,720	$8,247	$5,864
Farm lease fees (note 9(c))	$52,000	$83,779	$63,480

(i)
The Company paid Phoenix US a total of $Nil (2009 - $53,024; 2008 - $51,480) for access to its leased premises to harvest raw materials during the year.  This amount was recorded as a direct cost of raw materials inventory.

(ii)
The Company incurred consulting fees of $Nil (2009 - $Nil; 2008 - $85,957) during the year for services provided by a company controlled by a director of the Company in connection with the Company's prospectus filing.  This amount is included in general and administrative expenses.  In addition, as at December 31, 2010 the amount of $Nil (2009 - $Nil; 2008 - $85,957) is included in accounts payable and accrued liabilities in relation to these services.

(iii)
The Company incurred consulting fees of $25,000 (2009 - $40,000; 2008 - $15,000) during the year for services provided by a director of the Company.  This amount is included in general and administrative expenses.  As at December 31, 2010, the amount of $Nil (2009 - $Nil; 2008 - $5,000) is included in accounts payable and accrued liabilities in relation to these services.

(iv)
The Company purchased raw materials inventory from companies controlled by minority shareholders totaling $5,720 (2009 - $427, 2008 - $2,544).  In addition, the Company advanced $38,000 (2009 - $NIL, 2008 - $NIL) as a prepayment of future inventory purchases and incurred $10,000 (2009 - $8,000, 2008 - $3,320) in planting fees.  The prepayment of inventory purchases is included in prepaid expenses as at December 31, 2010 while the planting fees are included in general and administrative expenses.

In addition, the Company entered into related party transactions with certain minority shareholders in accordance with long-term commitments as follows:

Index

(a)
The Company has entered into two separate agreements with one of its minority shareholders.  The first agreement, a production and purchasing agreement effective June 2004, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision. The second agreement, a consulting agreement effective January 2007, entitles the minority shareholder to receive an additional $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel.  Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

During the year, the Company paid amounts totaling $6,727 (2009 - $9,402; 2008 - $9,667) to this minority shareholder in accordance with these long-term agreements. These amounts are included in cost of sales.

(b)
Prior to 2004, the Company entered into a consulting agreement with one of its minority shareholders.  The agreement entitles the minority shareholder to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

During the year, the Company paid amounts totaling $2,011 (2009 - $2,893; 2008 - $2,967) to this minority shareholder in accordance with the long-term agreement. These amounts are included in cost of sales.

(c)
The Company is committed to leasing farm land from a company controlled by a minority shareholder of the Company.  At December 31, 2010, the Company is committed to farm lease payments in the following amounts:

2011	$74,160
2012	76,385
2013	78,676
2014	81,037
2015	83,468
$393,726

During the year, the Company incurred farm lease fees of $52,000 (2009 - $83,779, 2008 - $63,480) in relation to this commitment. This amount was recorded as a direct cost of raw materials inventory.

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to the related parties are non-interest bearing with no specified maturity date.

7.3        Interests of Experts and Counsel

Mr. John O’Donnell, Canadian counsel for the Company own 550,000 shares of common stock.  Hank Vanderkam, U.S. counsel for the Company owns 61,662 shares of common stock of the Company.

ITEM 8.     Financial Information

SEE ITEM 17. FINANCIAL STATEMENTS

ITEM 9.  The Offer and Listing

N/A

ITEM 10.  Additional Information

Index

10.1      Share Capital

The Company is authorized to issue an unlimited number of common and preferred, no par value.  As of December 31, 2010, 30,544,681 shares of common stock were issued fully paid and outstanding.  There are no other classes of equity issued or outstanding.

The Company has reserved and set aside up to 6,256,000 common shares for the granting of options to directors, officers, employees and consultants.  The terms of the awards under the Plan are determined by the Board of Directors.
A summary of the status of the Company's outstanding stock options as of December 31, 2010, 2009 and 2008, and changes during the years is presented in the following table.

	2010		2009		2008
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
Outstanding, beginning	3,030,000	$0.32	3,303,000	$0.32	2,750,000	$0.22
Granted (i) and (ii)	-	-	-	-	310,000	1.22
Exercised (iii)	(150,000)	0.10	-	-	(30,000)	0.10
Granted (iv)	450,000	1.22	-	-	-	-
Expired	(150,000)	0.10	-	-	-	-

Outstanding, ending	3,180,000	$0.47	3,030,000	$0.32	3,030,000	$0.32

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2010 are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Outstanding	Weighted - Average Exercise Price	Weighted - Average Remaining Life	Exercisable	Weighted- Average Exercise Price
	#		Years	#
CDN$0.10	1,620,000	CDN$0.10	1.05	1,620,000	CDN$0.10
CDN$0.50	800,000	CDN$0.50	1.52	800,000	CDN$0.50
CDN$1.22	310,000	CDN$1.22	2.54	310,000	CDN$1.22
US$1.22	450,000	US$1.22	4.65	450,000	US$1.22
	3,180,000	CDN$0.47	1.82	3,180,000	CDN$0.47

(i)
150,000 stock options with an exercise price of CDN$1.22 were granted to a consultant on February 8, 2008, which vested immediately.  The fair value was determined to be $113,000 at $0.75 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 3.39%, expected volatility of 105%, dividend yield of 0% and expected life of 5 years.

(ii)
160,000 stock options with an exercise price of CDN$1.22 were granted to employees on December 5, 2008, which vested immediately.  The fair value was determined to be $119,761 at $0.75 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.   The following assumptions were used: risk free interest rate of return of 2.21%, expected volatility of 105%, dividend yield of 0% and expected life of 5 years.

Index

(iii)
1,950,000 stock options with an exercise price of CDN$0.10 were granted to various directors, employees and consultants on January 17, 2007, which vested immediately.  The fair value was determined to be $153,000 at $0.08 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 4.3%, expected stock volatility of 105%, dividend yield of 0% and expected life of 5 years.  30,000 of these options were exercised in 2008 and 150,000 of these options were exercised in 2010.

(iv)
450,000 stock options granted to certain directors on August 26, 2010 with an exercise price of US$1.22, which vested immediately.  The fair value was determined to be $508,500 at $1.13 per option, using the Black Scholes model for pricing options.  This amount was recorded as an increase to stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used:  risk free interest rate of return of 2.06%, expected volatility of 156%, dividend yield of 0% and expected life of 5 years.

(a)	Authorized

Unlimited	Common shares

Unlimited	Preference shares, non-voting, issuable in series

(b)	Issued

	Shares	Amount
As at December 31, 2007 (iii)	29,110,046	$2,739,686
Private placement (i)	1,325,110	1,325,110
Share issue costs (i)	-	(20,000)
Stock options exercised (note 8)	30,000	3,007
Fair value of stock options exercised	-	2,354
Shares issued in accordance with agreement (ii)	50,000	50,000
As at December 31, 2008	30,515,156	4,100,157
Private placement (i)	545,925	545,925
Cancellation of certain founding shareholders' shares, net (iv)	(840,000)	(761)
Shares issued in accordance with certain agreements (v)	148,487	148,487
As at December 31, 2009	30,369,568	4,793,808
Private placements (i)	204,465	204,465
Stock options exercised (note 8)	150,000	15,000
Fair value of options exercised	-	11,769
Private placement (viii)	500,000	500,000
Fair value of warrants (note 6 (c))	-	(161,476)
Shares issued in accordance with consulting agreements (vi) (vii)	60,000	60,000
Private placement (ix)	260,648	390,972

As at December 31, 2010	31,544,681	$5,814,538

(i)	In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.

Index

During the year ended December 31, 2008, the Company issued 1,325,110 shares for gross proceeds of $1,325,110.  Share issue costs of $20,000 were incurred relating to the private placement.  During the year ended December 31, 2009, the Company issued 545,925 shares for gross proceeds of $545,925. The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares.  During the year ended December 31, 2010, the Company issued 204,465 shares for gross proceeds of $204,465, of which $2,194 was received in advance and included in shares to be issued as at December 31, 2009.

(ii)
In November 2008, the Company issued 50,000 common shares in accordance with a research and development agreement.  This transaction was recorded at the fair value of the common shares of $50,000 resulting in an increase to share capital and a corresponding expense to research and development.

(iii)
In November 2008, in connection with the Company's anticipated filing of a final non offering prospectus, the 22,610,045 shares issued pursuant to the Share Agreement (see note 1) were agreed to be deposited into escrow to be released over a range of up to 36 months in 6 month tranches from the date of an initial public offering.

(iv)	In February 2009, certain founding shareholders of the Company agreed to surrender a total of 840,000 common shares for cancellation.

(v)
In August 2009, the Company issued 118,487 common shares in accordance with a research and development agreement. This transaction was recorded at the fair value of the common shares of $118,487 resulting in an increase to share capital and a corresponding expense to research and development. In addition, the Company issued 30,000 common shares in accordance with a consulting agreement. This transaction was recorded at the fair value of the common shares of $30,000 resulting in an increase to share capital and general and administrative expense.

(vii)
In May 2010, the Company issued 10,000 common shares in accordance with a consulting agreement.  This transaction was recorded at the fair value of the common shares of $10,000 resulting in an increase to share capital and a corresponding increase to general and administrative expenses for the year end December 31, 2010.

(viii)
In April 2010, the Company’s Board of Directors approved a non-brokered private placement of units of the Company at a subscription price of $1.00 per unit.  During the year ended December 31, 2010, the Company issued 500,000 units for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 per share expiring May 5, 2011.

(ix)
In September 2010, the Company completed its first closing in connection with a Board of Directors approved non-brokered private placement of common shares of the Company at a subscription price of $1.50 per share. During the year ended December 31, 2010, the Company issued 260,648 common shares for gross proceeds of $390,972 in connection with this private placement.

Index

(c)	Warrants

A summary of the Company’s warrant activity is as follows:

	2010		2009		2008
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

Outstanding, beginning	-	$-	-	$-	-	$-
Issued (note 6(b)(viii))	500,000	1.25	-	-	-	-

Outstanding, ending	500,000	$1.25	-	$-	-	$-

The fair value of the 500,000 warrants issued in May 2010 is $161,476.  The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions:  risk-free interest of 1.89%, volatility of 143%; expected dividend yield of 0% and expected life of one year.  The warrants expire on May 5, 2011.

	2010	2009	2008
Balance, beginning of year	$752,008	$718,407	$488,000
Founding shareholder settlement (i)	-	32,840	-
Cancellation of certain founding shareholders' shares, net (note 6(b)(iv))	-	761	-
Stock-based compensation (note 8(i))	-	-	113,000
Fair value of stock options exercised	(11,769)	-	(2,354)
Stock-based compensation (note 8(ii))	-	-	119,761
Fair value of warrants (note 6(c))	161,476	-	-
Stock-based compensation (note 8(iv))	508,500	-	-
Balance, end of year	$1,410,215	$752,008	$718,407

(i)	A certain founding shareholder agreed to settle an account payable to him of $32,840 in exchange for not participating in the founding shareholder share cancellation (see note 6(b)(iv)).

10.2       Articles of Incorporation
The Company is a Canadian Corporation and is qualified to do business in the State of Texas.  The Company is authorized to issue an unlimited number of both common and preferred shares, each class having no par value.  The Board of Directors has the right to set out the designation rights privileges restrictions and conditions of each series of preferred shares.  The common shares are junior to the preferred shares with respect to payment of dividends and the distribution of assets in the event of liquidation or the winding up of the affairs of the company.  Any preferred shares will be non-voting shares.  The Company must have at least one director, but cannot have more than ten.

10.3       Material Contracts
The Company has a Sponsored Laboratory Study Agreement with M. D. Anderson dated March 13, 2008, for the study of Antiviral Activity of Oleander Extract. The total contract price is $244,163, of which $100,000 has been paid.

Index

10.4      Exchange Controls and Other Limitations affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.  See Item 10.5 below.

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada).  The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporation or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency know as “Investment Canada”.  The Investment Canada Act requires that certain acquisition of control of Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act.  Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested.  Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.5      Canadian Federal Income Tax Consequences to U.S. Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered.  The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect of their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company’s nonresident shareholders.  However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States.  The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends.  The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend.  We will furnish additional tax information to shareholders in the event of such a dividend.  Interest paid or deemed to be paid on our debt securities held by non-Canadian resident may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.  Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Index

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons whom the nonresident did not deal at arm’s length at any time during the five-year period immediately preceding the disposition.  In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

10.6      United States Federal Income Tax Consequences to U.S. Investors

The following general discussion sets forth a summary of the material United States federal income tax consequences that are applicable to the following persons who invest in an hold our common shares as capital assets (“U.S. Shareholders”): (i) citizens or residents (as specially defined for federal income tax purposes) of the United States, (ii) corporations or partnerships created of organized in the United States or under the laws of the United States or of any state and (iii) estates or trust the income of which is subject to United States federal income taxation regardless of its source.  This discussion does not deal with (a) all aspects of federal income taxation that may be relevant to a particular U.S. Shareholder based on such U.S. Shareholder’s particular circumstances (including potential application of the alternative minimum tax, (b) certain U.S. Investors subject to special treatment under federal income tax laws or foreign individuals or entities, (c) U.S. Investors owning directly or by attribution 10% or more of our common shares, or (d) any aspect of state, local or non-United States tax laws.

(i)          Credit for Canadian Taxes Withhold:

Subject to the limitations set forth in Section 904 of the Code (which generally restricts the availability of foreign tax credits to a U.S. Shareholder’s tax liability attributable to foreign-source income of the same type as the income with respect to which the tax was imposed, as determined under complex U.S. tax rules), the Canadian tax withheld or paid with respect to dividends on the common shares generally may be taken as a foreign tax credit against United States federal income taxes.

(ii)         Disposition of Common Shares:

Any gain or loss on a sale or exchange of common shares by a U.S. Shareholder will be capital gain or loss, which will be long-term capital gain or loss if the common shares have been held for more than one year, and otherwise will be short-term capital or loss.  The sale of common shares through certain brokers may be subject to the information reporting and back-up withholdings rules of the Code.

Index

(iii)        Further Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change.  Any such changes could affect the validity of this discussion.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.7       Statements by Experts

We have placed reliance upon:

(i)             our lawyer, John F. O’Donnell, Barrister & Solicitor, 500-220 Bay Street, Toronto, Ontario, Canada M5J 2W4, as expert in Canadian securities law.

(ii)            our special US securities counsel, Hank Vanderkam, Vanderkam & Associates, 406 Mcgowen Street, Houston, Texas 77006, USA as expert in US securities law.

(iii)           our auditors, MSCM, LLP, 701 Evans Avenue, 8th Floor, Toronto, Ontario, Canada MSC 1A3, as expert in Canadian and US accounting, auditing and Canadian income tax.

10.8      Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC’s public reference facilities at 100 F Street NW, Washington, D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  The SEC maintains a Web site (HTTP://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.  We have made our filings with the SEC electronically as a reporting foreign issuer.

10.9      Subsidiaries

Ownership
1. Dragueria Salud Integral S. de R.L.	(100.00%)
2. Salud Integral S.A. de C.V.	(99.94%)
3. Farmacia Salud Integral S. de R.L.	(99.99%)
4. Salud Integral de EL Salvador LTDR de C.V.	(91.00%)

ITEM 11.                 Quantitive and Qualitive Disclosure About Market Risk

Market risk represents the risk of loss that may impact our financial statements due to adverse changes in financial market prices and rates, including foreign exchange rates.

ITEM 12.                Description of Securities Other Than Equity Securities

12.1      Stock Options (See Item 10.1)

Index

Part II

ITEM 13.                Defaults, Dividend Arrearages and Delinquencies

None

ITEM 14.                Material Modifications to the Rights of Security Holders and Use of Proceeds

There have been no modifications to the rights of security holders by the Company.

ITEM 15.                Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, we are responsible for conducting an evaluation of the effectiveness of the design and operation of our internal controls and procedures, as defined in rules 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the fiscal year covered by this report.  Disclosure controls and procedures means that the material information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to our company, including any consolidating subsidiaries, and was made known to us by others within those entities, particularly during the period when this report was being prepared.  Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Annual Report on Internal Control over Financing Report

As of December 31, 2010, management assessed the effectiveness of our internal control over financial reporting.  The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is defined in rule 13a-15(f) or 15d-15(f) promulgated under the Securities and Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in the United States of America and includes those policies and procedures that:

(i)  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

(ii)  Provide reasonable assurance our transactions are recorded as necessary to permit preparation of our financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

Index

(iii)  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statement.

In evaluating the effectiveness of our internal control over financial reporting, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.  Based on that evaluation, completed by Dennis R. Knocke, our President and Chief Executive Officer, and Joseph B. Nester, our Chief Financial Officer, management concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board was inadequate segregation of duties consistent with control objectives.  The aforementioned material weakness was identified by our President and Chief Executive Officer, and our Chief Financial Officer, in connection with the review of our financial statements as of December 31, 2010.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Auditor’s Attestation Report

The Company is not required to provide an auditor attestation report on its internal control over financial reporting for the fiscal year ended December 31, 2010.  In this annual report on Form 20-F, the Company’s independent registered auditor, MSCM LLP, Chartered Accountants, has not stated its opinion as to the effectiveness of the Company internal control over financial reporting for the fiscal year ended December 31, 2010 and has not issued an attestation report on the Company’s internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparations and presentations.  Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Index

ITEM 16A.             Audit Committee Financial Expert

The Company’s Board of Directors has determined that all of its audit committee members, Mr. J. Peter Nettelfield, Mr. John C.C. Wansbrough and Dr. Peter A. Leininger are financial experts and all are independent.

ITEM 16B.             Code of Ethics

The Company’s Board of Directors has adapted a Code of Ethics.  This Code of Ethics applies to the Companies principal executive officers, principal financial officer and principal accounting officer.  The Code of Ethics is attached as Exhibit 14.1.

ITEM 16C.             Principal Accountant Fees and Services

	Year Ended December 31,
	2010	2009	2008
Audit Fees	45,000	45,000	47,500
Audit Related Fees	69,000	47,500	8,350
Tax Fees	16,100	6,850	6,850
All Other Fees	25,300	11,300	93,750
Total	155,400	110650	156,450

All of the services for the above-referenced fees were approved by the audit committee

ITEM 16D.              Exemption from the Listing Standards for Audit Committee

Not Applicable

ITEM 16E.              Purchase of Equity Securities by the Issuer and Affiliated Purchaser

Not Applicable

ITEM 16F.              Change in Registrant’s Certifying Accountant

There has been no change in the Registrant’s Certifying Accountant.  MSCM LLP, Chartered Accountants, of Toronto, Ontario, Canada have been the Registrant’s Certifying Accountant since inception.

ITEM 16G.             Corporate Governance

Not Applicable
Part III

ITEM 17.                Financial Statements

The financial statements are attached immediately following the signature page.

Index

ITEM 18.                   Exhibits

3.1              Articles of Incorporation*

3.2              Bylaws*

10.1           Sponsored Laboratory Study Agreement*

12.1           Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

12.2          Certification of the Chief Financial Officer pursuant to Section  302 of the Sarbanes Oxley Act of 2002

14.1           Code of Ethics*.

13.1           Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

13.2           Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

21.1           Subsidiaries of the registrant*

* Previously filed
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Nerium Biotechnology, Inc.

/s/ Dennis R. Knocke

Dennis R. Knocke, President, Chief Executive Officer

/s/Joseph B. Nester

Joseph B. Nester, Chief Financial Officer

Date: June 27, 2011

Index

Index
Nerium Biotechnology, Inc.

Consolidated Financial Statements

December 31, 2010, 2009 and 2008

(in U.S. dollars)

Index

Nerium Biotechnology, Inc.

Table of Contents
December 31, 2010, 2009 and 2008

Page

Independent Auditors' Report
Consolidated Financial Statements
Balance Sheets
Statements of Changes in Shareholders' Equity
Statements of Operations and Comprehensive Loss
Statements of Cash Flows
Notes to Financial Statements

Index

Independent Auditors’ Report

To the Shareholders of
Nerium Biotechnology, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Nerium Biotechnology, Inc., which comprise the consolidated balance sheets as at December 31, 2010, 2009 and 2008, and the consolidated statements of changes in shareholders’ equity, consolidated statements of operations and comprehensive loss, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Index

An Independent Firm Associated With Moore Stephens  |  MSCM.CA
Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Nerium Biotechnology, Inc. as at December 31, 2010, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes uncertainty regarding the Company’s ability to continue as a going concern.

Signed: “MSCM LLP”

Toronto, Ontario	Chartered Accountants
April 6, 2011	Licensed Public Accountant

Index

Nerium Biotechnology, Inc.

Consolidated Balance Sheets
December 31, 2010, 2009 and 2008
(in U.S. dollars)
	2010	2009	2008

Assets
Current assets
Cash and cash equivalents	$186,823	$380,800	$900,143
Accounts receivable	2,464	7,892	5,320
Inventory (notes 4, 9(i) and (iv))	123,030	157,118	242,683
Prepaid expenses (note 9(iv))	68,085	10,968	16,816
	380,402	556,778	1,164,962
Equipment and leaseholds (note 5)	253,226	192,243	229,403

	$633,628	$749,021	$1,394,365

Liabilities
Current liabilities
Accounts payable and accrued liabilities (notes 9(ii) and (iii))	$92,172	$64,171	$173,178

Shareholders' Equity
Share capital (note 6)	5,814,538	4,793,808	4,100,157
Shares to be issued (note 6(b)(i) and (vi))	-	37,594	-
Contributed surplus (note 7)	1,410,215	752,008	718,407
Deficit	(6,683,297)	(4,898,560)	(3,597,377)

	541,456	684,850	1,221,187

	$633,628	$749,021	$1,394,365

Going Concern (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Consolidated Statements of Changes in Shareholders' Equity
 for the years ended December 31, 2010, 2009 and 2008
(in U.S. dollars)

	Shares Outstanding	Share Capital	Shares to be Issued	Contributed Surplus	Deficit

Balance, December 31, 2007	29,110,046	$2,739,686	$-	$488,000	$(2,168,639)
Issued on private placement, net of share issue costs (note 6(b)(i))	1,325,110	1,305,110	-	-	-
Shares issued in accordance with agreement (note 6(b)(ii))	50,000	50,000	-	-	-
Options exercised (note 8(iii))	30,000	3,007	-	-	-
Fair value of options exercised	-	2,354	-	(2,354)	-
Fair value of options granted (notes 8(i) and (ii))	-	-	-	232,761	-
Net loss for the year	-	-	-	-	(1,428,738)

Balance, December 31, 2008	30,515,156	$4,100,157	$-	$718,407	$(3,597,377)
Issued on private placement, net of share issue costs (note 6(b)(i))	545,925	545,925	-	-	-
Cancellation of certain founding shareholders' shares, net (note 6(b)(iv))	(840,000)	(761)	-	761	-
Shares issued in accordance with agreements (note 6(b)(v))	148,487	148,487	-	-	-
Shares to be issued (notes 6(b)(i) and (vi))	-	-	37,594	-	-
Founding shareholder settlement (note 7(i))	-	-	-	32,840	-
Net loss for the year	-	-	-	-	(1,301,183)

Balance, December 31, 2009	30,369,568	$4,793,808	$37,594	$752,008	$(4,898,560)
Issued on private placement, net of share issue costs (notes 6(b)(i))	204,465	204,465	(2,194)	-	-
Options exercised (note 8)	150,000	15,000	-	-	-
Fair value of options exercised	-	11,769	-	(11,769)	-
Issued on private placement (note 6(b)(viii))	500,000	500,000	-	-	-
Fair value of warrants (note 6(c))	-	(161,476)	-	161,476	-
Shares issued in accordance with consulting agreements (note 6 (b)(vi) and (vii))	60,000	60,000	(35,400)	-	-
Issued on private placement (note 6 (b)(ix))	260,648	390,972	-	-	-
Fair value of options granted (note 8(iv))	-	-	-	508,500	-
Net loss for the year	-	-	-	-	(1,784,737)

Balance, December 31, 2010	31,544,681	$5,814,538	$-	$1,410,215	$(6,683,297)

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Consolidated Statements of Operations and Comprehensive Loss
for the years ended December 31, 2010, 2009 and 2008
(in U.S. dollars)

	2010	2009	2008
Revenue
Sales	$309,289	$358,748	$395,051
Other income	2,209	834	175
	311,498	359,582	395,226
Cost of sales (note 9)	148,756	128,159	110,277
Gross profit	162,742	231,423	284,949
Expenses
General and administrative (notes 6(b)(v),(vi), (vii) and 9(ii), (iii) and (iv))	999,341	974,589	966,871
Stock-based compensation (note 8)	508,500	-	232,761
Research and development (notes 6(b)(ii) and (v))	392,471	516,282	484,901
Loss on foreign exchange	5,219	1,215	4,728
Amortization	42,283	41,606	44,119
	1,947,814	1,533,692	1,733,380
Loss from operations	(1,785,072)	(1,302,269)	(1,448,431)
Interest	335	1,086	18,564
Gain on sale of equipment	-	-	1,129
Net loss and comprehensive loss for the year	$(1,784,737)	$(1,301,183)	$(1,428,738)
Basic and diluted loss per share (note 10)	$(0.06)	$(0.04)	$(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Consolidated Statements of Cash Flows
for the years ended December 31, 2010, 2009 and 2008
(in U.S. dollars)

	2010	2009	2008
Cash flow from operating activities
Net loss for the year	$(1,784,737)	$(1,301,183)	$(1,428,738)
Items not affecting cash:
Amortization	42,283	41,606	44,119
Amortization included in research and development	2,527	-	-
Stock-based compensation	508,500	-	232,761
Shares issued in accordance with research and development agreements	-	148,487	50,000
Shares issued in accordance with consulting agreements	24,600	35,400	-
Gain on sale of equipment and leaseholds	-	-	(1,129)
Changes in non-cash working capital balances:
Accounts receivable	5,428	(2,572)	(3,079)
Inventory	34,088	85,565	(108,554)
Prepaid expenses	(57,117)	5,848	(10,780)
Accounts payable and accrued liabilities (note 7(i))	28,001	(76,167)	110,493
	(1,196,427)	(1,063,016)	(1,114,907)
Cash flow from investing activities
Proceeds from sale of equipment and leaseholds	-	-	8,655
Purchase of equipment and leaseholds	(105,793)	(4,446)	(47,207)
	(105,793)	(4,446)	(38,552)
Cash flow from financing activities
Shares and units issued, net of issuance costs	1,093,243	545,925	1,305,110
Shares to be issued	-	2,194	-
Proceeds from options exercised	15,000	-	3,007
	1,108,243	548,119	1,308,117
(Decrease) increase in cash and cash equivalents	(193,977)	(519,343)	154,658
Cash and cash equivalents, beginning of year	380,800	900,143	745,485
Cash and cash equivalents, end of year	$186,823	$380,800	$900,143
Included in cash and cash equivalents is:
Cash	$60,083	$64,042	$139,128
Money market instruments	126,740	316,758	761,015
	$186,823	$380,800	$900,143

The accompanying notes are an integral part of these consolidated financial statements.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

1.     Basis of Presentation, Business of the Company and Going Concern

Nerium Biotechnology, Inc. (the "Company") was incorporated in Canada on June 1, 2006.  Effective December 31, 2006, the Company entered into a Share Exchange Agreement (the "Share Agreement") with Phoenix Biotechnology Inc. ("Phoenix US"), whereby the Company acquired a 100% ownership in Phoenix Biotech Ltd. ("Phoenix BVI"), which was incorporated in the British Virgin Islands on June 23, 2006, in exchange for the issuance of 22,610,045 common shares of the Company to Phoenix US shareholders.

Phoenix BVI holds a majority ownership in four Latin American subsidiaries (collectively, "the Latin American Subsidiaries") as follows: 100% ownership of Drogueria Salud Integral S. de R.L. ("DSI"), 99.94% ownership of Salud Integral S.A. de C.V. ("SI"),  99.99% ownership of Farmacia Salud Integral, S. de R.L. ("FSI"), and 91% ownership of Salud Integral de El Salvador LTDA. de. C.V. ("SIES").  The Company also held a 96.26% ownership in Drogueria Commercial Suprema S. de R.L. ("DCS") which was dissolved in 2009.

Prior to the Share Agreement, Phoenix BVI and the Latin American Subsidiaries were majority owned by Phoenix US.  Phoenix US and the Company are ultimately controlled by the same shareholders.

A minority interest in respect of the Latin American Subsidiaries has not been recorded as the losses applicable to the non-controlling interests in the Latin American Subsidiaries exceed the non-controlling interests in the capital of the Latin American Subsidiaries.

The Latin American Subsidiaries were incorporated in Honduras and El Salvador and own the rights in these jurisdictions where they are permitted to market Anvirzel as a therapeutic agent with activity against cancer and as a non-toxic adjuvant agent when used with traditional chemotherapy and radiotherapy.  Phoenix BVI is in the process of transitioning from the marketing of Anvirzel as an intramuscular injection to the development and marketing of oleander-based products which are delivered orally.

On September 29, 2010, the Company incorporated a wholly-owned subsidiary Nerium SkinCare, Inc. (“Nerium SkinCare”), a Texas corporation. To date, Nerium SkinCare has not commenced operations.

In order to meet future expenditures and cover administrative costs, the Company will need to raise additional financing.  Although the Company has been successful in raising funds to date, there can be no assurance that adequate funding will be available in the future, or available under terms favourable to the Company.  These consolidated financial statements have been prepared on a going concern basis that assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.  These consolidated financial statements do not reflect any adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable operations or obtain adequate financing (note 16).

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

2.     Significant Accounting Policies

Cash equivalents

The Company considers cash equivalents to include all highly liquid financial instruments with a maturity of 90 days or less when purchased.  As at December 31, 2010, 2009 and 2008, cash equivalents consisted of money market instruments.

Inventory

Inventory is valued at the lower of cost and net realizable value.  The cost of finished goods comprises direct materials and, where applicable, direct labour costs and overhead costs.  Cost is determined using the first-in, first-out method.  Net realizable value represents the anticipated selling price less all further costs necessary to complete the sale.

Equipment and leaseholds

Equipment and leasehold improvements are recorded at cost less accumulated amortization.  Amortization is provided over the assets' estimated useful lives using the following methods and annual rates:

Laboratory furniture and equipment	-	20 years	straight-line
Clinic and office furniture and equipment	-	5 years	straight-line
Computer equipment	-	5 years	straight-line
Leasehold improvements	-	5 years	straight-line
Research equipment	-	5 years	straight-line
Vehicles	-	5 years	straight-line

Income taxes

The Company uses the liability method of accounting for income taxes.  Under this method, income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to income in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on income tax assets and liabilities is reflected in operations in the period in which the change occurs.  Valuation allowances are established when it is not considered more likely than not that the value of future income tax assets will be realized.

Financing costs

Costs directly incurred in the course of raising equity financing are netted against the proceeds of the equity raised.  Prior to the completion of a corporate transaction, any equity financing costs incurred for which the Company has not realized proceeds are capitalized and charged against the equity financing raised at the time the proceeds are received.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

2.     Significant Accounting Policies - continued

Revenue recognition

Revenue from sales of Anvirzel is recognized when the product is shipped to or picked up by the customer or patient, all risks and rewards have been transferred to the customer or patient, and when collection of the related receivable is reasonably assured.

Reporting currency and foreign exchange

The Company has adopted the U.S. dollar, its functional currency, as its reporting currency.  A majority of the Company's operations are conducted by its Latin American Subsidiaries in the Honduran Lempira, which is the Latin American Subsidiaries' functional currency.  The Company has determined that all of its Latin American Subsidiaries' operations are integrated, as such, the Company translates foreign currencies into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates.  Revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing at the time of the transaction.  Exchange gains and losses from foreign currency translations are recorded in net loss for the year.

Stock-based compensation

The Company has in effect a Stock Option Plan ("the Plan"), which is described in Note 8.  Stock options awarded to employees, directors and officers are accounted for using the fair value-based method over the vesting period.  Stock options issued to consultants are accounted for using the fair-value-based method over the period of services provided.  Fair value is calculated using the Black-Scholes option valuation model.  Any consideration received from the Plan participants upon exercise of stock options is credited to share capital.

Research and development costs

Research and development costs are expensed as incurred, except that development costs meeting specified criteria under Canadian generally accepted accounting principles ("GAAP") are deferred and amortized over the estimated useful life of the associated product once commercialization is complete.  The Company has not deferred any such development costs to date.

Loss per share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the period.  Diluted loss per share is computed using the treasury stock method.  Stock options and warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

2.     Significant Accounting Policies - continued

Measurement uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. Significant estimates include the valuation of stock-based compensation using the Black-Scholes option valuation model, the estimated fair value of shares issued in accordance with certain agreements in exchange for services, estimating the useful lives of equipment and leaseholds and the valuation of future income tax assets.

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options.  This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted or vested during the year.

Financial instruments

The Company classifies all financial instruments into one of the following five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are initially included on the balance sheet at fair value and are subsequently measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are subsequently measured at amortized cost.  Held-for-trading financial instruments are subsequently measured at fair value and all gains and losses are included in net loss in the year which they arise.  Available-for-sale financial instruments are subsequently measured at fair value with unrealized gains and losses included in other comprehensive income (loss) until the instrument is derecognized or impaired.

The Company has classified its cash and cash equivalents as held-for-trading, accounts receivable as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

Section 3862, Financial Instruments - Disclosures (“Section 3862”) requires the disclosure of a three-level hierarchy that reflects the significance of the inputs used in making fair value measurements for financial instruments. The three levels of fair value hierarchy are:

• Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;

• Level 2	-	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

• Level 3	-	Inputs for assets or liabilities that are not based on observable market data.

The Company estimates that the fair values of its financial instruments approximate the carrying values at December 31, 2010, 2009 and 2008, respectively.  Cash and cash equivalents are measured at fair value and are classified within Level 1 of the fair value hierarchy.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

3.     Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2011.

4.     Inventory

	2010	2009	2008
Raw materials and consumables	$71,107	$80,896	$103,132
Supplies	20,053	24,706	28,633
Medicine (finished goods)	31,871	51,516	110,918

	$123,030	$157,118	$242,683

Recognized in cost of sales is a write-down of inventory of $Nil (2009 - $29,230; 2008 - $Nil).

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

5.     Equipment and Leaseholds
			2010
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$298,209	$161,867	$136,342
Clinic and office furniture and equipment	196,053	177,135	18,918
Computer equipment	48,481	23,788	24,693
Leasehold improvements	122,480	122,480	-
Research equipment	75,800	2,527	73,273
Vehicles	32,439	32,439	-

	$773,462	$520,236	$253,226

			2009
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$268,469	$130,371	$138,098
Clinic and office furniture and equipment	196,053	167,562	28,491
Computer equipment	48,228	22,739	25,489
Leasehold improvements	122,480	122,356	124
Vehicles	32,439	32,398	41

	$667,669	$475,426	$192,243

			2008
	Cost	Accumulated Amortization	Net Book Value
Laboratory furniture and equipment	$266,912	$111,001	$155,911
Clinic and office furniture and equipment	192,883	153,839	39,044
Computer equipment	48,228	21,704	26,524
Leasehold improvements	122,480	114,681	7,799
Vehicles	32,439	32,314	125

	$662,942	$433,539	$229,403

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

6. Share Capital
(a)	Authorized

Unlimited	Common shares

Unlimited	Preference shares, non-voting, issuable in series

(b)	Issued

	Shares	Amount
As at December 31, 2007 (iii)	29,110,046	$2,739,686
Private placement (i)	1,325,110	1,325,110
Share issue costs (i)	-	(20,000)
Stock options exercised (note 8)	30,000	3,007
Fair value of stock options exercised	-	2,354
Shares issued in accordance with agreement (ii)	50,000	50,000
As at December 31, 2008	30,515,156	4,100,157
Private placement (i)	545,925	545,925
Cancellation of certain founding shareholders' shares, net (iv)	(840,000)	(761)
Shares issued in accordance with certain agreements (v)	148,487	148,487
As at December 31, 2009	30,369,568	4,793,808
Private placements (i)	204,465	204,465
Stock options exercised (note 8)	150,000	15,000
Fair value of options exercised	-	11,769
Private placement (viii)	500,000	500,000
Fair value of warrants (note 6 (c))	-	(161,476)
Shares issued in accordance with consulting agreements (vi) (vii)	60,000	60,000
Private placement (ix)	260,648	390,972
As at December 31, 2010	31,544,681	$5,814,538

(i)	In December 2007, the Company's Board of Directors approved a private placement of up to 2,000,000 common shares of the Company at a subscription price of $1.00 per common share.

During the year ended December 31, 2008, the Company issued 1,325,110 shares for gross proceeds of $1,325,110.  Share issue costs of $20,000 were incurred relating to the private placement.  During the year ended December 31, 2009, the Company issued 545,925 shares for gross proceeds of $545,925. The private placement was amended in March 2010 to 2,075,500 common shares under the same terms and conditions in order to accommodate an oversubscription of 75,500 common shares.  During the year ended December 31, 2010, the Company issued 204,465 shares for gross proceeds of $204,465, of which $2,194 was received in advance and included in shares to be issued as at December 31, 2009.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

(ii)
In November 2008, the Company issued 50,000 common shares in accordance with a research and development agreement.  This transaction was recorded at the fair value of the common shares of $50,000 resulting in an increase to share capital and a corresponding expense to research and development.

(iii)
In November 2008, in connection with the Company's anticipated filing of a final non offering prospectus, the 22,610,045 shares issued pursuant to the Share Agreement (see note 1) were agreed to be deposited into escrow to be released over a range of up to 36 months in 6 month tranches from the date of an initial public offering.

(iv)	In February 2009, certain founding shareholders of the Company agreed to surrender a total of 840,000 common shares for cancellation.

(v)
In August 2009, the Company issued 118,487 common shares in accordance with a research and development agreement. This transaction was recorded at the fair value of the common shares of $118,487 resulting in an increase to share capital and a corresponding expense to research and development. In addition, the Company issued 30,000 common shares in accordance with a consulting agreement. This transaction was recorded at the fair value of the common shares of $30,000 resulting in an increase to share capital and general and administrative expense.

(vi)
During 2009, the Company received consulting services in exchange for 35,400 shares to be issued subsequent to year end, with an estimated fair value of $35,400.  The Company continued to receive consulting services up to the end of the consulting term in April 2010, with an estimated fair value of $14,600. Upon completion of the consulting term the Company issued 50,000 common shares for the consulting services rendered.  $14,600 (2009 - $35,400) is included in general and administrative expenses.

(vii)
In May 2010, the Company issued 10,000 common shares in accordance with a consulting agreement.  This transaction was recorded at the fair value of the common shares of $10,000 resulting in an increase to share capital and a corresponding increase to general and administrative expenses for the year end December 31, 2010.

(viii)
In April 2010, the Company’s Board of Directors approved a non-brokered private placement of units of the Company at a subscription price of $1.00 per unit.  During the year ended December 31, 2010, the Company issued 500,000 units for gross proceeds of $500,000.  Each unit consisted of one common share and one common share purchase warrant.  One warrant entitles the holder to purchase one additional common share of the Company at a price of $1.25 per share expiring May 5, 2011.

(ix)
In September 2010, the Company completed its first closing in connection with a Board of Directors approved non-brokered private placement of common shares of the Company at a subscription price of $1.50 per share. During the year ended December 31, 2010, the Company issued 260,648 common shares for gross proceeds of $390,972 in connection with this private placement.

Index

Nerium Biotechnology, Inc.

Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(in U.S. dollars)

6.     Share Capital - continued

 (c) Warrants

A summary of the Company’s warrant activity is as follows:

	2010		2009		2008
	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price
Outstanding, beginning	-	$-	-	$-	-	$-
Issued (note 6(b)(viii))	500,000	1.25	-	-	-	-

Outstanding, ending	500,000	$1.25	-	$-	-	$-

The fair value of the 500,000 warrants issued in May 2010 is $161,476.  The fair value of the warrants was estimated using the Black-Scholes pricing model based on the following assumptions:  risk-free interest of 1.89%, volatility of 143%; expected dividend yield of 0% and expected life of one year.  The warrants expire on May 5, 2011.

7.     Contributed Surplus
	2010	2009	2008
Balance, beginning of year	$752,008	$718,407	$488,000
Founding shareholder settlement (i)	-	32,840	-
Cancellation of certain founding shareholders' shares, net (note 6(b)(iv))	-	761	-
Stock-based compensation (note 8(i))	-	-	113,000
Fair value of stock options exercised	(11,769)	-	(2,354)
Stock-based compensation (note 8(ii))	-	-	119,761
Fair value of warrants (note 6(c))	161,476	-	-
Stock-based compensation (note 8(iv))	508,500	-	-

Balance, end of year	$1,410,215	$752,008	$718,407

(i)	A certain founding shareholder agreed to settle an account payable to him of $32,840 in exchange for not participating in the founding shareholder share cancellation (see note 6(b)(iv)).

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

8.     Stock-Based Compensation

The Company has reserved and set aside up to 6,256,000 common shares for the granting of options to directors, officers, employees and consultants.  The terms of the awards under the Plan are determined by the Board of Directors.

A summary of the status of the Company's outstanding stock options as of December 31, 2010, 2009 and 2008, and changes during the years is presented in the following table.

	2010		2009		2008
	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price	Stock options	Weighted- average exercise price
Outstanding, beginning	3,030,000	$0.32	3,303,000	$0.32	2,750,000	$0.22
Granted (i) and (ii)	-	-	-	-	310,000	1.22
Exercised (iii)	(150,000)	0.10	-	-	(30,000)	0.10
Granted (iv)	450,000	1.22	-	-	-	-
Expired	(150,000)	0.10	-	-	-	-
Outstanding, ending	3,180,000	$0.47	3,030,000	$0.32	3,030,000	$0.32

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2010 are as follows:

		Options Outstanding		Options Exercisable
Exercise Prices	Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Exercisable	Weighted- Average Exercise Price
	#		Years	#
CDN$0.10	1,620,000	CDN$0.10	1.05	1,620,000	CDN$0.10
CDN$0.50	800,000	CDN$0.50	1.52	800,000	CDN$0.50
CDN$1.22	310,000	CDN$1.22	2.54	310,000	CDN$1.22
US$1.22	450,000	US$1.22	4.65	450,000	US$1.22

	3,180,000	CDN$0.47	1.82	3,180,000	CDN$0.47

(i)
150,000 stock options with an exercise price of CDN$1.22 were granted to a consultant on February 8, 2008, which vested immediately.  The fair value was determined to be $113,000 at $0.75 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 3.39%, expected volatility of 105%, dividend yield of 0% and expected life of 5 years.

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

8.     Stock-Based Compensation - continued

(ii)
160,000 stock options with an exercise price of CDN$1.22 were granted to employees on December 5, 2008, which vested immediately.  The fair value was determined to be $119,761 at $0.75 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.   The following assumptions were used: risk free interest rate of return of 2.21%, expected volatility of 105%, dividend yield of 0% and expected life of 5 years.

(iii)
1,950,000 stock options with an exercise price of CDN$0.10 were granted to various directors, employees and consultants on January 17, 2007, which vested immediately.  The fair value was determined to be $153,000 at $0.08 per option, using the Black-Scholes model for pricing options.  This amount was recorded as stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used: risk free interest rate of return of 4.3%, expected stock volatility of 105%, dividend yield of 0% and expected life of 5 years.  30,000 of these options were exercised in 2008 and 150,000 of these options were exercised in 2010.

(iv)
450,000 stock options granted to certain directors on August 26, 2010 with an exercise price of US$1.22, which vested immediately.  The fair value was determined to be $508,500 at $1.13 per option, using the Black Scholes model for pricing options.  This amount was recorded as an increase to stock-based compensation expense and an increase to contributed surplus.  The following assumptions were used:  risk free interest rate of return of 2.06%, expected volatility of 156%, dividend yield of 0% and expected life of 5 years.

9.     Related Party Transactions, Balances and Commitments

During the years ended December 31, 2010, 2009 and 2008 the Company entered into the following related party transactions:

	2010	2009	2008
Land lease payments to Phoenix US (i)	$-	$53,024	$51,480

Consulting services (ii) and (iii)	$25,000	$40,000	$100,957

Inventory purchases, deposits and other (iv)	$53,720	$8,247	$5,864

Farm lease fees (note 9(c))	$52,000	$83,779	$63,480

(i)
The Company paid Phoenix US a total of $Nil (2009 - $53,024; 2008 - $51,480) for access to its leased premises to harvest raw materials during the year.  This amount was recorded as a direct cost of raw materials inventory.

(ii)
The Company incurred consulting fees of $Nil (2009 - $Nil; 2008 - $85,957) during the year for services provided by a company controlled by a director of the Company in connection with the Company's prospectus filing.  This amount is included in general and administrative expenses.  In addition, as at December 31, 2010 the amount of $Nil (2009 - $Nil; 2008 - $85,957) is included in accounts payable and accrued liabilities in relation to these services.

(iii)
The Company incurred consulting fees of $25,000 (2009 - $40,000; 2008 - $15,000) during the year for services provided by a director of the Company.  This amount is included in general and administrative expenses.  As at December 31, 2010, the amount of $Nil (2009 - $Nil; 2008 - $5,000) is included in accounts payable and accrued liabilities in relation to these services.

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

9.     Related Party Transactions, Balances and Commitments - continued

(iv)
The Company purchased raw materials inventory from companies controlled by minority shareholders totaling $5,720 (2009 - $427, 2008 - $2,544).  In addition, the Company advanced $38,000 (2009 - $NIL, 2008 - $NIL) as a prepayment of future inventory purchases and incurred $10,000 (2009 - $8,000, 2008 - $3,320) in planting fees.  The prepayment of inventory purchases is included in prepaid expenses as at December 31, 2010 while the planting fees are included in general and administrative expenses.

In addition, the Company entered into related party transactions with certain minority shareholders in accordance with long-term commitments as follows:

(a)
The Company has entered into two separate agreements with one of its minority shareholders.  The first agreement, a production and purchasing agreement effective June 2004, entitles the minority shareholder to receive $3.25 per vial of Anvirzel sold to third parties in exchange for the use of facilities and production supervision. The second agreement, a consulting agreement effective January 2007, entitles the minority shareholder to receive an additional $3.25 per vial of Anvirzel sold to third parties in exchange for consulting services in relation to the production of Anvirzel.  Both agreements remain in effect for as long as Anvirzel is produced in Honduras.

Duringthe year, the Company paid amounts totaling $6,727 (2009 - $9,402; 2008 - $9,667) to this minority shareholder in accordance with these long-term agreements.  These amounts are included in cost of sales.

(b)
Prior to 2004, the Company entered into a consulting agreement with one of its minority shareholders.  The agreement entitles the minority shareholder to receive $1.00 per vial of Anvirzel sold to third parties in Central America and $2.00 per vial for patients coming from countries other than Central America, to a maximum of $20,000 per month, expiring in 2018.

During the year, the Company paid amounts totaling $2,011 (2009 - $2,893; 2008 - $2,967) to this minority shareholder in accordance with the long-term agreement. These amounts are included in cost of sales.

(c)
The Company is committed to leasing farm land from a company controlled by a minority shareholder of the Company.  At December 31, 2010, the Company is committed to farm lease payments in the following amounts:

2011	$74,160
2012	76,385
2013	78,676
2014	81,037
2015	83,468

$393,726

During the year, the Company incurred farm lease fees of $52,000 (2009 - $83,779, 2008 - $63,480) in relation to this commitment. This amount was recorded as a direct cost of raw materials inventory.

The transactions with the related parties are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to the related parties are non-interest bearing with no specified maturity date.

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

10.   Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2010, 2009 and 2008:
	2010	2009	2008
Numerator:
Net loss attributable to common shareholders - basic and diluted	$(1,784,737)	$(1,301,183)	$(1,428,738)
Denominator:
Weighted-average common shares outstanding - basic and diluted	31,098,439	30,154,956	29,937,079
Basic loss per common share	$(0.06)	$(0.04)	$(0.05)
Diluted loss per common share	$(0.06)	$(0.04)	$(0.05)

As a result of the net losses for the years ended December 31, 2010, 2009 and 2008, the potential effect of the exercise of stock options and warrants were anti-dilutive.  Therefore, the options and warrants were excluded from the computation of weighted average number of diluted common shares outstanding.

11.   Income Taxes

Major items causing the Company's income tax rate to vary from the Canadian combined statutory rate of approximately 31% (2009 - 33%; 2008 – 33.5%) are as follows:
	2010	2009	2008
Loss for the year	$1,784,737	$1,301,183	$1,428,738

Expected income tax recovery based on statutory rate	$553,268	$429,390	$478,627
Adjustments arising from:
Non-deductible stock-based compensation or shares issued for services	(165,261)	(60,683)	(77,975)
Non-deductible foreign operating losses	(56,278)	(32,718)	(8,942)
Other non-taxable or non-deductible items	(4,147)	(3,242)	(2,887)
Future income tax expense resulting from reduction in Canadian future tax rates	(12,378)	(48,653)	(4,035)
Future income tax benefit from U.S. tax rate adjustment	25,512	5,256	5,355
Increase in valuation allowance as a result of current year loss	(340,716)	(289,350)	(390,143)

Provision for income taxes	$-	$-	$-

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

11.   Income Taxes - continued

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets is as follows:

	2010	2009	2008
Non-capital losses carried forward	$1,189,299	$848,583	$559,233
Valuation allowance	(1,189,299)	(848,583)	(559,233)
	$-	$-	$-

The Company has approximately CDN$3,999,300 federally and provincially for Canadian purposes and US$2,806,900 for United States’ purposes in non-capital losses carried forward and available to reduce future taxable income.  However, non-capital losses carried forward in Canada, under the Company's current structure, can only be utilized in excess of losses carried forward in the United States.

To the extent they are not utilized, the non-capital losses carried forward expire as follows:

	Canada	United States
	CDN$	US$
2027	$521,000	$360,000
2028	$1,238,500	$891,000
2029	$1,151,500	$779,900
2030	$1,088,300	$776,000

12.   Commitments

Operating leases

At December 31, 2010, the Company is committed to operating lease payments for its various premises in the following amounts:

2011	$41,283
2012	32,442
2013	33,928
2014	8,544

$116,197

In addition, the Company is committed to leasing farm land from a related party (see note 9).

Research and Development

As at December 31, 2010, the Company was committed to outsource certain research and development activities to third parties.  Estimated payments for future expenditures in accordance with the terms of certain agreements, which are due upon delivery of research data, are approximately $76,452.

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

13.    Financial Instruments

Fair value

The Company's financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities.  The carrying value of the financial instruments approximates their fair value because of the short-term maturities of these items.

The Company's risk exposure and the impact on its financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its contractual obligations.  The Company is exposed to credit risk on its cash and cash equivalents and accounts receivable.

The Company has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss is minimal.  The Company's cash and cash equivalents are not subject to any external restrictions.

Management believes that credit risk concentration with respect to the financial instruments included in accounts receivable is not significant.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company does not have any debt other than accounts payable and accrued liabilities.  The Company also has commitments discussed in Notes 9 and 12.

Since inception, the Company has financed its liquidity needs through private placements of common shares.  To secure additional capital, the Company will attempt to raise additional funds through the issuance of common shares or similar equity instruments.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents.  Fluctuations in market interest rates do not have a significant impact on the Company's results of operations due to the short-term nature of interest bearing cash and cash equivalents.

Accounts payable and accrued liabilities bear no interest.

Currency risk

The Company is exposed to currency fluctuations as a significant amount of its accounts payable and accrued liabilities are denominated in Canadian dollars and Honduran Lempira.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2010, a change in the Canadian dollar of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the year of $6,700.

As at December 31, 2010, a change in the Honduran Lempira of +/- 10% against the U.S. dollar with all other variables held constant, would have an impact on net loss for the year of $1,800

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

14. Capital Disclosure

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations.  The Company includes shareholders' equity in the definition of capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the year ended December 31, 2010.  The Company is not subject to externally imposed capital requirements.

15.  Segmented Information

The Company has one operating segment, being the production and sale of Anvirzel.  The Company's sales and equipment and leaseholds by geographical area are as follows:

Sales

All Company sales originate in Honduras where Anvirzel is produced and shipments originate.  It is not practical to provide geographical information by customer location.

Equipment and leaseholds

	2010	2009	2008

United States	$94,298	$29,185	$37,345
Honduras	158,928	163,058	192,058

	$253,226	$192,243	$229,403

16.  Subsequent Events

(a)
On March 9, 2011, the Company completed a non-brokered private placement to issue 500,000 Series “A” Convertible Preference Shares, at a subscription price of $1.00 per share for a total of $500,000.   The Convertible Preference Shares are non-voting, non-redeemable, non-retractable and are not entitled to receive dividends.  Each Series “A” Convertible Preference Share may, at the option of the holder, be converted into one common share.  The expiry date of the conversion is December 31, 2012.

(b)	On March 29, 2011, the Company completed the second closing of its non-brokered private placement (see note 6(ix)) by issuing 199,583 common shares at $1.50 per share for gross proceeds of $299,375.

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

17.   Differences Between Canadian and United States Accounting Principles

These consolidated financial statements of the Company for the years ended December 31, 2010, 2009 and 2008 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP").  In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") and practices prescribed by the United States Securities and Exchange Commission differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2010, 2009 and 2008 if US GAAP were employed.  Similarly, if US GAAP were employed, no adjustments would be required to shareholders’ equity or to the balance sheet as a whole, other than the presentation difference noted below regarding accounts payable and accrued liabilities, as at December 31, 2010, 2009 and 2008.

There is no difference in the cash flows presented under US GAAP.

Accounts payable and accrued liabilities

Under Canadian GAAP, accounts payable and accrued liabilities are presented in the consolidated financial statements on an aggregate basis. US GAAP requires that the accounts payable and accrued liabilities be presented in the consolidated financial statements as follows:

	2010	2009	2008

Trade accounts payable	$11,875	$9,028	$99,737
Employee related accruals	6,749	3,826	13,622
Other accrued liabilities	73,548	51,317	59,819

	$92,172	$64,171	$173,178

Income taxes

Under US GAAP, the Financial Accounting Standards Board (“FASB”) issued interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (“FIN 48”), as codified in ASC 740, Income taxes.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  Under Canadian GAAP, there is no such interpretation; however, there were no significant differences for the reserve related to income tax contingencies for the data presented.

In addition, under Canadian GAAP, income taxes are measured using enacted or substantively enacted tax rates, while under US GAAP; measurement is based on enacted tax rates.  There were no significant differences between enacted and substantively enacted rates for the data presented.

Index

Nerium Biotechnology, Inc.
December 31, 2010, 2009 and 2008
(in U.S. dollars)

17.   Differences Between Canadian and United States Accounting Principles - continued

Stock-based compensation

For US GAAP purposes, the Company accounts for stock-based compensation associated with stock options as codified in ASC 718, Stock Compensation ("ASC 718").  Consistent with Canadian GAAP, ASC 718 requires that all share based payments to employees, including grants of employee stock options, be recognized based on the fair values of the options as they vest.  However, in calculating compensation to be recognized, ASC 718 requires the Company to estimate forfeitures.  Under Canadian GAAP the Company accounts for forfeitures as they occur.  The effects of forfeitures are immaterial and no adjustments for any years are required.

Recent accounting pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which amends FASB ASC Topic 820, Fair Value Measurements and Disclosures.  ASU 2010-06 requires new disclosures regarding significant transfers between Level 1 and Level 2 fair value measurements, and disclosures regarding purchases, sales, issuances and settlements, on a gross basis, for Level 3 fair value measurements.  ASU 2010-06 also calls for further disaggregation of all assets and liabilities based on line items shown in the consolidated balance sheet.  This amendment is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.  The Company is currently evaluating the impact of adopting this pronouncement.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed to have a material impact on the Company's present or future consolidated financial position or results of operations.